AGREEMENT AND PLAN OF MERGER

DATED AS OF SEPTEMBER 10, 2004

by and among

INLAND RETAIL REAL ESTATE TRUST, INC.,

IRRETI ACQUISITION 1, INC.,

IRRETI ACQUISITION 2, INC.,

IRRETI ACQUISITION 3, INC.,

IRRETI ACQUISITION 4, INC.,

INLAND RETAIL REAL ESTATE ADVISORY SERVICES, INC.,

INLAND SOUTHERN MANAGEMENT CORP.,

INLAND MID-ATLANTIC MANAGEMENT CORP.,

INLAND SOUTHEAST PROPERTY MANAGEMENT CORP.,

INLAND REAL ESTATE INVESTMENT CORPORATION,

CERTAIN STOCKHOLDERS OF EACH OF INLAND SOUTHERN MANAGEMENT CORP., INLAND MID-ATLANTIC MANAGEMENT CORP., and INLAND SOUTHEAST PROPERTY MANAGEMENT CORP., and

DANIEL L. GOODWIN, as Agent, and

THE INLAND GROUP, INC., solely for purposes of Sections 6.1, 6.10 and 6.15 hereof

TABLE OF CONTENTS

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CH\656877

EXHIBITS

Exhibit A – [Omitted]

Exhibit B – Sample Closing Balance Sheet and Sample Closing Statement

Exhibit C-1 – Form of Assignment and Assumption of Lease

Exhibit C-2 – Form of Assignment and Assumption of Sublease

Exhibit D-1 – Form of Trademark License Agreement

Exhibit D-2 – Form of Software License Agreement

Exhibit E-1 – Form of Transition Property Due Diligence Services Agreement

Exhibit E-2 – Form of Office and Facilities Management Services Agreement

Exhibit E-3 – Form of Insurance and Risk Management Services Agreement

Exhibit E-4 – Form of Computer Services Agreement

Exhibit E-5 – Form of Personnel Services Agreement

Exhibit E-6 – Form of Property Tax Services Agreement

Exhibit E-7 – Form of Communications Services Agreement

Exhibit E-8 – Form of Legal Services Agreement

Exhibit F – Form of Employment Agreement

Exhibit G – Form of Consulting Agreement

Exhibit H – Form of Property Acquisition Agreement

Exhibit I – Form of Escrow Agreement

Exhibit J – Form of Opinion of Shefsky & Froelich Ltd.

Exhibit K – Form of Opinion of Jenner & Block LLP

Exhibit L – Form of Registration Rights Agreement

Exhibit M – Form of Indemnification Agreement

Exhibit N – Form of Opinion of Duane Morris LLP

SCHEDULES

Schedule 1.1(a)   Advisor Knowledge Persons

Schedule 1.1(b)   Manager Knowledge Persons

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this "Agreement"), is entered into as of the 10th day of September, 2004, by and among Inland Retail Real Estate Trust, Inc., a Maryland corporation ("REIT"), IRRETI Acquisition 1, Inc., a Delaware corporation and wholly-owned subsidiary of REIT ("Acquisition 1"), IRRETI Acquisition 2, Inc., a Delaware corporation and wholly-owned subsidiary of REIT ("Acquisition 2"), IRRETI Acquisition 3, Inc., a Delaware corporation and wholly-owned subsidiary of REIT ("Acquisition 3"), IRRETI Acquisition 4, Inc., a Delaware corporation and wholly-owned subsidiary of REIT ("Acquisition 4"), Inland Retail Real Estate Advisory Services, Inc., an Illinois corporation (the "Advisor"), Inland Southern Management Corp., a Delaware corporation ("Southern"), Inland Mid-Atlantic Management Corp., a Delaware corporation ("Mid-Atlantic"), Inland Southeast Property Management Corp., a Delaware corporation ("Southeast"), Inland Real Estate Investment Corporation, a Delaware corporation ("IREIC"), the undersigned stockholders of the Managers (each a "Manager Shareholder", and collectively, the "Manager Shareholders"), Daniel L. Goodwin, not individually but solely in his capacity as agent for the Participating Shareholders (as defined herein) (the "Agent"), and The Inland Group, Inc., a Delaware corporation ("Inland Group"), solely for purposes of Sections 6.1, 6.10 and 6.15 hereof.

RECITALS

WHEREAS, the respective Boards of Directors of REIT, each Acquisition Company, the Advisor and each Manager, as applicable, have approved and declared advisable, upon the terms and subject to the conditions of this Agreement:

> (1) The merger of Acquisition 1 with and into the Advisor, with the Advisor being the surviving corporation (the "Acquisition 1 Merger");
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> (2) The merger of Acquisition 2 with and into Southern, with Southern being the surviving corporation (the "Acquisition 2 Merger");
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> (3) The merger of Acquisition 3 with and into Mid-Atlantic, with Mid-Atlantic being the surviving corporation (the "Acquisition 3 Merger"); and
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> (4) The merger of Acquisition 4 with and into Southeast, with Southeast being the surviving corporation (the "Acquisition 4 Merger"; and, together with the Acquisition 1 Merger, the Acquisition 2 Merger and the Acquisition 3 Merger, the "Mergers");

WHEREAS, the respective Boards of Directors of REIT, each Acquisition Company, the Advisor and each Manager, as applicable, have determined that the Mergers are in furtherance of and consistent with their respective business strategies and in the best interests of their respective stockholders; and

WHEREAS, for federal income Tax purposes, it is intended that each Merger shall qualify as a reorganization and that this Agreement shall constitute a plan of reorganization within the meaning of Section 368(a) of the Code.

AGREEMENT

NOW, THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements contained herein, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound hereby, agree as follows:

ARTICLE I.
DEFINITIONS

SECTION 1.1   *Definitions.* As used in this Agreement, the following terms shall have the following meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined):

"Acquisition Company" or "Acquisition Companies" shall mean Acquisition 1, Acquisition 2, Acquisition 3 and Acquisition 4, individually or collectively, as the case may be.

"Action" shall mean any claim, suit, action, proceeding, Environmental Claim, arbitration or investigation.

"Advisory Agreement" shall mean that certain First Amended and Restated Advisory Agreement, made as of November 26, 2000, between REIT and the Advisor, as the same has been and may be amended from time to time.

"Affiliate" shall mean, except as otherwise provided herein, with respect to any Person, any Person directly or indirectly controlling, controlled by or under common control with, such Person. For the purposes of this definition, "control" (including, with correlative meaning, the terms "controlling," "controlled by" and "under common control with") means the possession, directly or indirectly, of the power to direct or cause the direction of management and policies of such Person through the ownership of voting securities, by contract or otherwise.

"Agent" shall mean the individual identified in the Preamble hereto or any successor representative appointed by the Manager Shareholders pursuant to Section 2.6.

"Ancillary Agreements" shall mean the Registration Rights Agreement, the Lease Assignment and Assumption Agreements, the License Agreements, the Services Agreements, the Consulting Agreements, the Employment Agreements, the Property Acquisition Agreement, the Escrow Agreement and the Indemnification Agreements.

"Business Day" means any day other than a Saturday or a Sunday or a day on which banks located in Chicago, Illinois generally are authorized or required by law or regulation to close.

"Code" shall mean the Internal Revenue Code of 1986, as amended.

"Commission" shall mean the United States Securities and Exchange Commission.

"Contract" shall mean any note, bond, mortgage, indenture, deed of trust, license, franchise, permit, concession, contract, commitment, lease or other instrument, obligation, agreement or arrangement of any kind.

"Environment" shall mean surface waters, groundwaters, surface water, sediment, soil, subsurface strata, ambient air and other environmental medium.

"Environmental Claims" shall mean any and all actions, suits, demands, demand letters, claims, liens, notices of non-compliance or violation, notices of liability or potential liability, investigations, proceedings, consent orders or consent agreements relating in any way to any Environmental Law or any Hazardous Material or arising from any alleged injury or threat of injury to health or the Environment.

"Environmental Law" shall mean any Law with respect to the preservation of the Environment, including but not limited to any Law whatsoever relating to Hazardous Materials, drinking water, surface water, groundwater, wetlands, landfills, open dumps, storage tanks, underground storage tanks, solid waste, waste water, storm water run-off, noises, odors, air quality, air emissions, waste emissions or wells. Without limiting the generality of the foregoing, the term will encompass each of the following statutes and the regulations promulgated thereunder, and any similar applicable state, local or foreign Law, each as amended: (a) the Comprehensive Environmental Response, Compensation, and Liability Act of 1980; (b) the Solid Waste Disposal Act; (c) the Hazardous Materials Transportation Act; (d) the Toxic Substance Control Act; (e) the Clean Water Act, (f) the Clean Air Act; (g) the Safe Drinking Water Act; (h) the National Environmental Policy Act of 1969; (i) the Superfund Amendments and Reauthorization Act of 1986; (j) Title III of the Superfund Amendments and Reauthorization Act; (k) the Federal Insecticide, Fungicide and Rodenticide Act; (l) the provisions of the Occupational Safety and Health Act of 1970 relating to the handling of and exposure to Hazardous Materials and similar substances; and (m) the National Environmental Policy Act.

"Environmental Permit" shall mean with respect to a specified Person, any permit, approval, identification number, license, or other authorization required, necessary or useful to operate the business of such Person under any applicable Environmental Law.

"Equity Interests" shall mean (a) with respect to a corporation, as determined under the laws of the jurisdiction of organization of such entity, shares of capital stock (whether common, preferred or treasury); (b) with respect to a partnership, limited liability company, limited liability partnership or similar Person, as determined under the laws of the jurisdiction of organization of such entity, units, interests, or other partnership or limited liability company interests; or (c) any other equity ownership.

"ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended, and the regulations issued thereunder.

"ERISA Affiliate" shall mean each corporation, trade or business which is treated as a single employer with any Service Provider under Section 414 of the Code or Section 4001(a) of ERISA.

"Exchange Act" shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations issued thereunder.

"GAAP" means United States generally accepted accounting principles, consistently applied.

"Governmental Authority" shall mean any United States or other national, state or local government, any political subdivision thereof or any other governmental, judicial, public or statutory instrumentality, authority, body, agency, department, bureau, commission or entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, or any arbitrator with authority to bind a party at law.

"Hazardous Materials" shall mean each and every element, compound, chemical, containment, pollutant, material, waste or other substance that is defined, determined or identified as hazardous, toxic or a contaminant under any Environmental Law or the release of which is prohibited under any Environmental Law. Without limiting the generality of the foregoing, the term will include, without limitation: (a) "hazardous substance" as defined in the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, the Superfund Amendments and Reauthorization Act of 1986, or Title III of the Superfund Amendments and Reauthorization Act and regulations promulgated thereunder, each as amended; (b) "hazardous waste" as defined in the Solid Waste Disposal Act and regulations promulgated thereunder, each as amended: (c) "hazardous materials" as defined in the Hazardous Material Transportation Act and the regulations promulgated thereunder, each as amended; (d) "chemical substance or mixture" as defined in the Toxic Substances Control Act and regulation promulgated thereunder, each as amended; (e) petroleum products and by products; (f) asbestos; (g) PCBs; and (h) mold.

"Inland Group Combined Return" shall mean an Inland Group Tax Return for any Taxes imposed by a federal, state, local or foreign Tax authority for which Inland Group or any Affiliate of Inland Group other than the Advisor files with the Advisor on a consolidated, combined or unitary basis.

"Intellectual Property" shall mean any proprietary rights, including patents, copyrights (published or unpublished), trademarks and service marks, internet domain names, URLs and web sites, trade or business names, trade dress, logos, designs, slogans, trade secrets, confidential information, inventions, discoveries, Software, technical information, process technology, plans, drawings, blueprints, customer lists, business methods and processes or know-how (and all registrations of, and all applications for registrations of, any of the foregoing).

"IRS" shall mean the United States Internal Revenue Service.

"Judgments" shall mean any judgments, injunctions, orders, decrees, writs, rulings, settlements, or awards of any court or other judicial authority or any other Governmental Authority.

"Knowledge of the Service Providers" shall mean, with respect to (i) the Advisor, the actual knowledge, including the facts of which such individual, in the reasonable prudent exercise of his or her duties and after reasonable inquiry, should be aware, of the executive

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officers and directors of the Advisor and IREIC and the individuals listed on Schedule 1.1(a) and (ii) the Managers, the actual knowledge, including the facts of which such individual, in the reasonable prudent exercise of his or her duties and after reasonable inquiry, should be aware, of the executive officers and directors of each Manager and the individuals listed on Schedule 1.1(b).

"Knowledge of REIT" or similar language shall mean actual knowledge of each of Daniel Deighan, Barry Lazarus, Kenneth Masick, Michael Moran and Michael Rosenthal.

"Laws" shall mean all laws, including Environmental Laws, statutes, by-laws, ordinances, rules, regulations, or Judgments of any Governmental Authority applicable to a party or a party's business or assets.

"Licenses" means all Contracts or agreements (including any licenses, outstanding decrees, orders, judgments, covenants not to sue, agreements not to assert rights, settlement agreements or stipulations) to which a Service Provider is a party or otherwise bound (whether between such Service Provider and an independent Person or between such Service Provider and Inland Group and/or an Affiliate of such Service Provider or Inland Group), which contain provisions (a) granting or providing to such Service Provider rights in any Intellectual Property, (b) granting to third Persons, Inland Group and/or an Affiliate of such Service Provider or Inland Group any rights owned by such Service Provider in any Intellectual Property or (c) restricting such Service Provider's right to use any Intellectual Property.

"Liens" shall mean all liens, mortgages, easements, charges, assignments, pledges, restrictions, claims, security interests, options or other encumbrances of any nature.

"Manager" or "Managers" shall mean Southern, Mid-Atlantic, and Southeast, individually or collectively, as the case may be.

"Management Agreements" shall mean, individually or collectively, as the case may be, (i) that certain Master Management Agreement, entered into as of February 1, 2002, by and between REIT and Southeast, as the same has been and may be amended from time to time, together with all separate Management Agreements between entities owned, directly or indirectly, by REIT and Southeast entered into pursuant thereto, (ii) that certain Master Management Agreement, entered into as of January 9, 2002, by and between REIT and Southern, as the same has been and may be amended from time to time, together with all separate Management Agreements between entities owned, directly or indirectly, by REIT and Southern entered into pursuant thereto, and (iii) that certain Master Management Agreement, entered into as of February 21, 2003, by and between REIT and Mid-Atlantic, as the same has been and may be amended from time to time, together with all separate Management Agreements between entities owned, directly or indirectly, by REIT and Mid-Atlantic entered into pursuant thereto.

"Material Adverse Effect" shall mean, (i) with respect to the Advisor, a material adverse effect on the business, properties, assets, financial condition, or results of operations of the Advisor, and (ii) with respect to the Managers, a material adverse effect on the business, properties, assets, financial condition, or results of operations of the Managers taken as a whole.

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"Participating Shareholders" shall mean each shareholder of the Managers as of the Closing Date except for (i) the Manager Shareholders and (ii) the shareholders set forth on Schedule 2.6 hereto.

"Permit" shall mean, with respect to a specified Person, any permit, license, consent, order, authorization, Environmental Permit or approval of any Governmental Authority that is required to enable such Person to carry on its business as presently conducted.

"Permitted Liens" shall mean (i) Liens for or in respect of Taxes not yet due and payable or which are being contested in good faith for which adequate reserves have been set up in accordance with GAAP, (ii) the rights of lessors and lessees under leases executed in the ordinary course of business, (iii) the rights of licensors and licensees under licenses executed in the ordinary course of business, (iv) Liens of mechanics, warehousemen, carriers, workers, repairmen and other similar Liens arising or incurred in the ordinary course of business, securing obligations not yet due or payable or being contested in good faith by appropriate proceedings for which adequate reserves have been set up in accordance with GAAP, (v) Liens in connection with purchase money obligations incurred in the ordinary course of business, and (vi) Liens incurred or deposits made in the ordinary course of business to secure the performance of tenders, bids, leases, statutory obligations, surety and appeal bonds, government contracts, performance and return-of-money bonds and other obligations of like nature.

"Person" shall mean an individual, a corporation, a limited liability company, a partnership, an association, a trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

"Post-Closing Tax Period" shall mean any Tax Period beginning after the Closing Date and the portion of any Straddle Period beginning after the Closing Date.

"Pre-Closing Tax Period" shall mean any Tax Period ending on or before the Closing Date and the portion ending on the Closing Date of any Straddle Period including operations through the Closing Date.

"REIT Material Adverse Effect" shall mean a material adverse effect on the business, properties, assets, financial condition, or results of operations of REIT and its Subsidiaries, taken as a whole.

"REIT Special Committee" shall mean the Special Committee of the Board of Directors of REIT formed in connection with the contemplation of the Mergers, the members of which are Daniel Deighan, Kenneth Masick and Michael Rosenthal.

"Securities Act" shall mean the Securities Act of 1933, as amended, and the rules and regulations issued thereunder.

"Service Provider" or "Service Providers" shall mean the Advisor and each Manager, individually or collectively, as the case may be.

"Software" shall mean any and all: (a) computer programs, including any and all software implementation of algorithms, models and methodologies whether in source code or object code,

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and (b) all documentation, including user manuals and training materials, relating to any of the foregoing.

"Straddle Period" shall mean any Tax Period beginning before and ending after the Closing Date.

"Subsidiary" or "Subsidiaries" of any Person shall mean any corporation, partnership, limited liability company, association, trust, joint venture or other entity or organization of which such Person, either alone or through or together with any other Subsidiary, owns, directly or indirectly, more than 50% of the stock or other Equity Interests, the holder of which is generally entitled to vote for the election of the board of directors, managers or other governing body of the entity or organization which such Person so owns.

"Tax Period" shall mean any period prescribed by any taxing or other Governmental Authority for which a Tax Return (or an Inland Group Combined Return) is required to be filed or a Tax is required to be paid.

"Tax Returns" shall mean any report, return (including information return), election, document, estimated tax filing, declaration or other filing required to be supplied to any taxing or other Governmental Authority with respect to Taxes, including any amendments thereto, but not including any Inland Group Combined Return.

"Taxes" shall mean all taxes, charges, fees, levies or other assessments, including, without limitation, income, gross receipts, excise, property, sales, withholding, social security, occupation, use, service, service and use, license, payroll, franchise, transfer and recording taxes, fees and charges, imposed by the United States, or any state, local or foreign government or subdivision or agency thereof whether computed on a separate, consolidated, unitary, combined or any other basis; and such term shall include any interest, fines, penalties or additional amounts attributable to or imposed on or with respect to any such taxes, charges, fees, levies or other assessments.

SECTION 1.2   *Other Defined Terms*.

The terms set forth below shall have the meanings ascribed to them in the corresponding sections of this Agreement:

Term	**Section**
Acquisition 1	Preamble
Acquisition 1 Effective Time	Section 2.1(e)(i)
Acquisition 1 Merger	Recitals
Acquisition 2	Preamble
Acquisition 2 Effective Time	Section 2.1(e)(ii)
Acquisition 2 Merger	Recitals
Acquisition 3	Preamble
Acquisition 3 Effective Time	Section 2.1(e)(iii)
Acquisition 3 Merger	Recitals
Acquisition 4	Preamble

Term	**Section**
Acquisition 4 Effective Time	Section 2.1(e)(iv)
Acquisition 4 Merger	Recitals
Advisor	Preamble
Advisor Exchange Ratio	Section 2.2(a)
Advisor Shares	Section 2.2(a)
Advisor Surviving Corporation	Section 2.1(a)(i)
Advisor Audited Financial Statements	Section 4.4(a)
Advisor Unaudited Financial Statements	Section 4.4(a)
Agreement	Preamble
Arbitration Answer	Section 10.4(c)
Arbitrated Claim	Section 10.4
Arbitration Claimants	Section 10.4(c)
Arbitration Demand	Section 10.4(c)
Arbitration Reply	Section 10.4(c)
Arbitration Respondents	Section 10.4(c)
Audited Financial Statements	Section 4.4(a)
Certificates	Section 2.5(b)
Closing	Section 2.1(e)
Closing Date	Section 2.1(e)
Closing Balance Sheet	Section 2.7(d)
Closing Statement	Section 2.7(d)
Confidential Material	Section 6.7(a)
Consulting Agreements	Section 7.2(j)
Converted Shares	Section 2.2(d)
Damages	Section 9.2(h)
DGCL	Section 2.1(a)(i)
Disclosure/Solicitation Statement	Section 6.4(b)
Dissenting Shares	Section 2.4
Effective Time	Section 2.1(e)(iv)
Employee Arrangements	Section 4.12(a)
Employee Benefit Plans	Section 4.11(a)
Employment Agreements	Section 7.2(i)
Escrow Agent	Section 2.2(g)
Escrow Agreement	Section 7.2(l)
Escrow Fund	Section 2.2(g)
Exchange Ratios	Section 2.2(d)
IBCA	Section 2.1(a)(i)
Indemnification Cap	Section 9.3(b)
Indemnified Party	Section 9.2(g)(i)
Indemnifying Party	Section 9.2(g)(i)
Indemnification Agreements	Section 7.3(e)
Inland Affiliated Group	Section 4.6(f)
Inland Indemnified Parties	Section 9.2(a)

Term	Section
Inland Group	Preamble
IREIC	Preamble
Lease Assignment and Assumption Agreements	Section 7.2(f)
Leased Real Property	Section 4.18(c)
Letter of Transmittal	Section 2.5(a)
License Agreements	Section 7.2(g)
Manager Shareholder	Preamble
Manager Stockholders' Approval	Section 6.2(b)
Manager Audited Financial Statements	Section 4.4(a)
Manager Unaudited Financial Statements	Section 4.4(a)
Mergers	Recitals
Mid-Atlantic	Preamble
Mid-Atlantic Exchange Ratio	Section 2.2(c)
Mid-Atlantic Shares	Section 2.2(c)
Mid-Atlantic Surviving Corporation	Section 2.1(c)(i)
Net Working Capital	Section 2.7(c)
New Material Contracts	Section 4.20(c)
Other Filings	Section 6.4(a)
Outside Date	Section 8.1(b)(i)
Paid Taxes	Section 6.10(d)
Pension Plan	Section 4.11(b)
Personal Property Leases	Section 4.18(b)
Property Acquisition Agreement	Section 7.2(k)
Providing Party	Section 6.7(a)
Proxy Statement	Section 3.4(c)
Receiving Party	Section 6.7(a)
Registration Rights Agreement	Section 7.3(d)
REIT	Preamble
REIT Disclosure Schedule	Article III
REIT Form 10-K	Section 3.6(a)
REIT Indemnified Parties	Section 9.2(b)
REIT Preferred Stock	Section 3.2(a)
REIT Required Consents	Section 3.4(c)
REIT Required Statutory Approvals	Section 3.4(c)
REIT SEC Filings	Section 3.6(a)
REIT/Service Provider Agreements	Section 4.20(a)(i)
REIT Shares	Section 2.2(a)
REIT Stockholders' Ratification	Section 6.2(a)
REIT Stockholders' Meeting	Section 6.2(a)
Representatives	Section 6.7(a)
Required Consents	Section 4.3(c)
Required Statutory Approvals	Section 4.3(c)
Required Supplemental Financial Statements	Section 6.16(b)

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Term	**Section**
Review Period	Section 2.7(e)
Scheduled Contracts	Section 4.20(a)
Service Employees	Section 6.8(a)
Service Provider Deductible	Section 9.3(a)
Service Provider Disclosure Schedule	Article IV
Service Provider Financial Statements	Section 4.4(a)
Service Provider Required Consents	Section 4.3(c)
Service Provider Required Statutory Approvals	Section 4.3(c)
Services Agreements	Section 7.2(h)
Settlement Accountant	Section 2.7(f)
Southeast	Preamble
Southeast Exchange Ratio	Section 2.2(d)
Southeast Shares	Section 2.2(d)
Southeast Surviving Corporation	Section 2.1(d)(i)
Southern	Preamble
Southern Exchange Ratio	Section 2.2(b)
Southern Shares	Section 2.2(b)
Southern Surviving Corporation	Section 2.1(b)(i)
Statement of Objections	Section 2.7(e)
Supplemental Financial Statements	Section 6.16(b)
Surviving Corporations	Section 2.1(d)(i)
Tax Claim	Section 6.10(f)
Third Party Claims	Section 9.2(g)(ii)
Unaudited Financial Statements	Section 4.4(a)
Unaudited Supplemental Financial Statements	Section 6.16(a)
Welfare Plans	Section 4.11(d)

ARTICLE II.
THE MERGERS

SECTION 2.1 *The Mergers.*

(a) *The Acquisition 1 Merger.*

(i) Generally. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Illinois Business Corporation Act of 1983, as amended (the "IBCA"), and the Delaware General Corporation Law, as amended (the "DGCL"), at the Acquisition 1 Effective Time, Acquisition 1 shall be merged with and into the Advisor. Following the Acquisition 1 Effective Time, the separate corporate existence of Acquisition 1 shall cease and the Advisor shall continue as the surviving corporation (the "Advisor Surviving Corporation").

(ii) Effect of the Merger. At the Acquisition 1 Effective Time, the effect of the Acquisition 1 Merger shall be as provided in the applicable provisions of the IBCA and the DGCL. Without limiting the generality of the foregoing, at the Acquisition 1

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Effective Time, except as otherwise provided herein, all the property, rights, privileges, powers and franchises of the Advisor and Acquisition 1 shall vest in the Advisor Surviving Corporation, and all debts, liabilities and duties of Advisor and Acquisition 1 shall become the debts, liabilities and duties of the Advisor Surviving Corporation.

(iii)   Articles of Incorporation; Bylaws. At the Acquisition 1 Effective Time, the Articles of Incorporation and the Bylaws of Acquisition 1 as in effect immediately prior to the Acquisition 1 Effective Time shall be the Articles of Incorporation and Bylaws of the Advisor Surviving Corporation until thereafter changed or amended as provided therein by applicable Law.

(iv)   Directors and Officers. The directors and officers of Acquisition 1 immediately prior to the Acquisition 1 Effective Time, which are set forth on Schedule 2.1(a)(iv) hereto, shall be the directors and officers of the Advisor Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

(b)   *The Acquisition 2 Merger.*

(i)   Generally. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Acquisition 2 Effective Time, Acquisition 2 shall be merged with and into Southern. Following the Acquisition 2 Effective Time, the separate corporate existence of Acquisition 2 shall cease and Southern shall continue as the surviving corporation (the "Southern Surviving Corporation").

(ii)   Effect of the Merger. At the Acquisition 2 Effective Time, the effect of the Acquisition 2 Merger shall be as provided in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, at the Acquisition 2 Effective Time, except as otherwise provided herein, all the property, rights, privileges, powers and franchises of Southern and Acquisition 2 shall vest in the Southern Surviving Corporation, and all debts, liabilities and duties of Southern and Acquisition 2 shall become the debts, liabilities and duties of the Southern Surviving Corporation.

(iii)   Certificate of Incorporation; Bylaws. At the Acquisition 2 Effective Time, the Certificate of Incorporation and the Bylaws of Acquisition 2 as in effect immediately prior to the Acquisition 2 Effective Time shall be the Certificate of Incorporation and Bylaws of the Southern Surviving Corporation until thereafter changed or amended as provided therein by applicable Law.

(iv)   Directors and Officers. The directors and officers of Acquisition 2 immediately prior to the Acquisition 2 Effective Time, which are set forth on Schedule 2.1(b)(iv) hereto, shall be the directors and officers of the Southern Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

(c)   *The Acquisition 3 Merger.*

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(i)　　　　Generally. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Acquisition 3 Effective Time, Acquisition 3 shall be merged with and into Mid-Atlantic. Following the Acquisition 3 Effective Time, the separate corporate existence of Acquisition 3 shall cease and Mid-Atlantic shall continue as the surviving corporation (the "Mid-Atlantic Surviving Corporation").

(ii)　　　　Effect of the Merger. At the Acquisition 3 Effective Time, the effect of the Acquisition 3 Merger shall be as provided in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, at the Acquisition 3 Effective Time, except as otherwise provided herein, all the property, rights, privileges, powers and franchises of Mid-Atlantic and Acquisition 3 shall vest in the Mid-Atlantic Surviving Corporation, and all debts, liabilities and duties of Mid-Atlantic and Acquisition 3 shall become the debts, liabilities and duties of the Mid-Atlantic Surviving Corporation.

(iii)　　　　Certificate of Incorporation; Bylaws. At the Acquisition 3 Effective Time, the Certificate of Incorporation and the Bylaws of Acquisition 3 as in effect immediately prior to the Acquisition 3 Effective Time shall be the Certificate of Incorporation and Bylaws of the Mid-Atlantic Surviving Corporation until thereafter changed or amended as provided therein by applicable Law.

(iv)　　　　Directors and Officers. The directors and officers of Acquisition 3 immediately prior to the Acquisition 3 Effective Time, which are set forth on Schedule 2.1(c)(iv) hereto, shall be the directors and officers of the Mid-Atlantic Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

(d)　　　　*The Acquisition 4 Merger.*

(i)　　　　Generally. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Acquisition 4 Effective Time, Acquisition 4 shall be merged with and into Southeast. Following the Acquisition 4 Effective Time, the separate corporate existence of Acquisition 4 shall cease and Southeast shall continue as the surviving corporation (the "Southeast Surviving Corporation"; and, together with the Advisor Surviving Corporation, the Southern Surviving Corporation and the Mid-Atlantic Surviving Corporation, the "Surviving Corporations").

(ii)　　　　Effect of the Merger. At the Acquisition 4 Effective Time, the effect of the Acquisition 4 Merger shall be as provided in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, at the Acquisition 4 Effective Time, except as otherwise provided herein, all the property, rights, privileges, powers and franchises of Southeast and Acquisition 4 shall vest in the Southeast Surviving Corporation, and all debts, liabilities and duties of Southeast and Acquisition 4 shall become the debts, liabilities and duties of the Southeast Surviving Corporation.

(iii)　　　　Certificate of Incorporation; Bylaws. At the Acquisition 4 Effective Time, the Certificate of Incorporation and the Bylaws of Acquisition 4 as in effect immediately prior to the Acquisition 4 Effective Time shall be the Certificate of Incorporation

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and Bylaws of the Southeast Surviving Corporation until thereafter changed or amended as provided therein by applicable Law.

(iv)   <u>Directors and Officers</u>. The directors and officers of Acquisition 4 immediately prior to the Acquisition 4 Effective Time, which are set forth on <u>Schedule 2.1(d)(iv)</u> hereto, shall be the directors and officers of the Southeast Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

(e)   *Closing; Effective Time of the Mergers*. The consummation (the "<u>Closing</u>") of the transactions contemplated by this Agreement, including the Mergers, shall take place at the offices of Duane Morris LLP, Chicago, Illinois at 10:00 a.m. local time on the last Business Day of the calendar month in which all of the conditions to Closing (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions) shall have been satisfied or waived, or at such other time, place and date as REIT, IREIC and the Agent may mutually agree. The date on which the Closing occurs is referred to as the "<u>Closing Date</u>." At the Closing, the parties hereto shall cause:

(i)   the Acquisition 1 Merger to be consummated by filing (x) a certificate of merger with the Secretary of State of the State of Delaware, in such form as required by, and executed in accordance with the relevant provisions of, the DGCL and (y) articles of merger with the Secretary of State of Illinois, in such form as required by, and executed in accordance with the relevant provisions of, the IBCA (the date and time of such filings, being the "<u>Acquisition 1 Effective Time</u>");

(ii)   the Acquisition 2 Merger to be consummated by filing a certificate of merger with the Secretary of State of the State of Delaware, in such form as required by, and executed in accordance with the relevant provisions of, the DGCL (the date and time of such filing, being the "<u>Acquisition 2 Effective Time</u>");

(iii)   the Acquisition 3 Merger to be consummated by filing a certificate of merger with the Secretary of State of the State of Delaware, in such form as required by, and executed in accordance with the relevant provisions of, the DGCL (the date and time of such filing, being the "<u>Acquisition 3 Effective Time</u>"); and

(iv)   the Acquisition 4 Merger to be consummated by filing a certificate of merger with the Secretary of State of the State of Delaware, in such form as required by, and executed in accordance with the relevant provisions of, the DGCL (the date and time of such filing, being the "<u>Acquisition 4 Effective Time</u>"; each of the Acquisition 1 Effective Time, the Acquisition 2 Effective Time, the Acquisition 3 Effective Time and the Acquisition 4 Effective Time are generically referred to herein as the "<u>Effective Time</u>").

It is the intention of the parties that each of the events set forth in this <u>Section 2.1</u> shall occur simultaneously.

SECTION 2.2   *Conversion of Service Provider Shares.*

At the applicable Effective Time, by virtue of each Merger and without any action on the part of the Service Providers, the Acquisition Companies or their respective stockholders:

(a)   Each share of common stock, no par value per share ("Advisor Shares"), of Advisor issued and outstanding immediately prior to the Acquisition 1 Effective Time (other than any shares held in the treasury of Advisor, which shall be canceled and extinguished without any conversion thereof) shall be converted into the right to receive 8,700.0000 shares (the "Advisor Exchange Ratio") of common stock, par value $0.01 per share ("REIT Shares"), of REIT from escrow, pursuant and subject to the terms of the Escrow Agreement.

(b)   Each share of common stock, par value $0.01 per share ("Southern Shares"), of Southern issued and outstanding immediately prior to the Acquisition 2 Effective Time (other than any shares held in the treasury of Southern, which shall be canceled and extinguished without any conversion thereof, and Dissenting Shares, which shall be treated as provided in Section 2.4) shall be converted into the right to receive 363.3006 REIT Shares from escrow, pursuant and subject to the terms of the Escrow Agreement (the "Southern Exchange Ratio").

(c)   Each share of common stock, par value $0.01 per share ("Mid-Atlantic Shares"), of Mid-Atlantic issued and outstanding immediately prior to the Acquisition 3 Effective Time (other than any shares held in the treasury of Mid-Atlantic, which shall be canceled and extinguished without any conversion thereof, and Dissenting Shares, which shall be treated as provided in Section 2.4) shall be converted into the right to receive 535.2430 REIT Shares from escrow, pursuant and subject to the terms of the Escrow Agreement (the "Mid-Atlantic Exchange Ratio").

(d)   Each share of common stock, par value $1.00 per share ("Southeast Shares"), of Southeast (the Southeast Shares, together with the Advisor Shares, the Southern Shares and the Mid-Atlantic Shares, the "Converted Shares"), issued and outstanding immediately prior to the Acquisition 4 Effective Time (other than any shares held in the treasury of Southeast, which shall be canceled and extinguished without any conversion thereof, and Dissenting Shares, which shall be treated as provided in Section 2.4 hereof) shall be converted into the right to receive 258.3246 REIT Shares from escrow, pursuant and subject to the terms of the Escrow Agreement (the "Southeast Exchange Ratio"; and, together with the Advisor Exchange Ratio, the Southern Exchange Ratio and the Mid-Atlantic Exchange Ratio, the "Exchange Ratios").

(e)   No fractional REIT Shares shall be issued in any Merger. All fractional REIT Shares that a holder of record of any Service Provider would otherwise be entitled to receive from escrow as a result of the respective Merger shall be aggregated. If a fractional REIT Share results from such aggregation, the number of shares required to be issued to such record holder shall be rounded up to the nearest whole number of REIT Shares.

(f)   REIT Shares issued in the Mergers shall be subject to the restrictions and entitled to the registration and other rights set forth in the Registration Rights Agreement and shall bear the legend set forth in Section 6.12 of this Agreement. As of the applicable Effective

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Time, all Converted Shares shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate representing such Converted Shares shall cease to have any rights with respect thereto, except the right to receive the REIT Shares from escrow into which such Converted Shares were converted in the applicable Merger or, in the case of Dissenting Shares, the rights provided in Section 2.4 hereof.

(g)   Notwithstanding any other provision in this Agreement to the contrary, at the Effective Time, certificates representing all REIT Shares issued in the Mergers shall be delivered or caused to be delivered by REIT directly to a third party escrow agent (who is mutually acceptable to the REIT, IREIC and the Agent) (the "Escrow Agent"), to be held in escrow (including the proceeds from the sale of any such shares by the Escrow Agent from time to time, the "Escrow Fund") and released therefrom pursuant to the terms of the Escrow Agreement. The Escrow Fund shall serve as security for the indemnification rights of REIT contained in this Agreement, subject to and in accordance with the terms and conditions of this Agreement and the Escrow Agreement.

SECTION 2.3   *Conversion of Acquisition Company Shares.*

At the applicable Effective Time, by virtue of each Merger and without any action on the part of the Service Providers, the Acquisition Companies or REIT:

(a)   Each share of common stock, no par value, of Acquisition 1 issued and outstanding immediately prior to the Acquisition 1 Effective Time shall be converted into and exchanged for one newly and validly issued, fully paid and nonassessable share of common stock of the Advisor Surviving Corporation;

(b)   Each share of common stock, par value $0.01 per share, of Acquisition 2 issued and outstanding immediately prior to the Acquisition 2 Effective Time shall be converted into and exchanged for one newly and validly issued, fully paid and nonassessable share of common stock of the Southern Surviving Corporation;

(c)   Each share of common stock, par value $0.01 per share, of Acquisition 3 issued and outstanding immediately prior to the Acquisition 3 Effective Time shall be converted into and exchanged for one newly and validly issued, fully paid and nonassessable share of common stock of the Mid-Atlantic Surviving Corporation; and

(d)   Each share of common stock, par value $0.01 per share, of Acquisition 4 issued and outstanding immediately prior to the Acquisition 4 Effective Time shall be converted into and exchanged for one newly and validly issued, fully paid and nonassessable share of common stock of the Southeast Surviving Corporation.

SECTION 2.4   *Appraisal Rights.*

Notwithstanding any provision of this Agreement to the contrary, Southern Shares, Mid-Atlantic Shares and Southeast Shares outstanding immediately prior to the applicable Effective Time held by stockholders who have not voted in favor of the applicable Merger or consented thereto in writing and who have properly demanded appraisal for such Southern Shares, Mid-Atlantic Shares or Southeast Shares in accordance with the DGCL (the "Dissenting Shares"),

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shall not be converted into or represent the right to receive from escrow REIT Shares as provided in Section 2.2 of this Agreement unless such stockholder fails to perfect or withdraws or otherwise loses such stockholder's right to appraisal. To the extent provided under Section 262 of the DGCL, stockholders that perfect their right to appraisal shall be entitled to receive payment of the fair value of such Dissenting Shares held by them from Southern Surviving Corporation, Mid-Atlantic Surviving Corporation or Southeast Surviving Corporation, as applicable, in accordance with Section 262 of the DGCL, unless such stockholder withdraws or otherwise loses such stockholder's right to appraisal. If after the applicable Effective Time a stockholder who has demanded appraisal fails to perfect or withdraws or loses his right to appraisal, such Southern Shares, Mid-Atlantic Shares or Southeast Shares shall no longer be considered Dissenting Shares and be deemed to have been converted as of the applicable Effective Time into a right to receive from escrow REIT Shares as provided in Section 2.2 of this Agreement, and the applicable amount of REIT Shares corresponding to such shares for which appraisal rights have been withdrawn or lost or not perfected shall be placed into the respective Escrow Fund. Each Manager shall give prompt notice to REIT of each demand for appraisal received by it, and REIT shall have the right to participate in negotiations and proceedings regarding such demand. None of Southern, Mid-Atlantic or Southeast shall, except with prior written consent of REIT, settle, offer to settle or voluntarily make any payment regarding such demand. Each holder of Dissenting Shares who is entitled to payment of the fair value of such Dissenting Shares shall receive payment therefor only after surrender to REIT of the certificate or certificates representing the Dissenting Shares.

SECTION 2.5 *Exchange of Certificates.*

(a) *Letter of Transmittal.* Promptly after the date hereof, each Service Provider shall deliver to each holder of record of such Service Provider's securities (i) a letter of transmittal which shall specify that delivery shall be effected, and risk of loss and title to securities covered thereby shall pass, only upon proper delivery thereof to REIT and such letter shall be in customary form and include such other documents as required pursuant to the instructions thereto ("Letter of Transmittal") and (ii) instructions for use in surrendering such securities in exchange for the right to receive REIT Shares from escrow, subject to the provisions of Section 2.2 hereof.

(b) *Exchange Procedures.* Immediately after the applicable Effective Time with respect to Converted Shares that were, prior thereto, represented by certificates (the "Certificates"), upon surrender and delivery to REIT of such Certificates by means of the Letter of Transmittal, each holder of Converted Shares shall be entitled to receive in exchange therefor a certificate representing that number of REIT Shares which such holder has the right to receive from escrow in respect of the Converted Shares formerly represented by such Certificate; *provided*, *however*, that certificates representing REIT Shares issued to the shareholders of the Managers and IREIC, including REIT Shares of any shareholders of the Managers who withdraw or otherwise lose their rights to appraisal which are deemed to have been converted as of the applicable Effective Time pursuant to Section 2.4 hereof, shall be delivered to the Escrow Agent and held in escrow as provided in Section 2.2(g) hereof, and shall be released therefrom as provided in the Escrow Agreement. Any Certificates so surrendered shall forthwith be canceled. If REIT Shares are to be issued to any Person other than the Person in whose name a Certificate surrendered in exchange therefor is registered, it shall be a condition to such exchange that the

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Certificate so surrendered shall be properly endorsed or otherwise be in proper form for transfer and that any applicable transfer Taxes have been paid. Subsequent to the applicable Effective Time, there shall be no further transfer of Certificates on the records of the applicable Service Providers and, if Certificates are presented to such Service Providers for transfer, they shall be canceled against delivery of REIT Shares as provided for herein, subject to the provisions of Section 2.2 hereof. Until surrendered as contemplated by this Section 2.5(b), each Certificate shall be deemed at any time after the applicable Effective Time to represent only the right to receive upon such surrender REIT Shares as provided for herein, or, in the case of Dissenting Shares, that to which the holder thereof properly exercising appraisal rights is entitled under the DGCL, and not any Equity Interest in, or right to any dividends or other distributions from, the applicable Service Provider.

(c) *No Further Rights in Converted Shares.* The REIT Shares paid upon the surrender and delivery of the documentation described in Section 2.5(b) hereof shall be deemed to be full satisfaction of all rights pertaining to the Converted Shares represented thereby.

SECTION 2.6 *Appointment of Agent.*

Each Manager Shareholder hereby irrevocably and unconditionally appoints, and each Participating Shareholder has or prior to the Closing will appoint, the Agent to serve as the agent, representative and attorney-in-fact (with full power of substitution) of each such shareholder, with the full and exclusive power and authority to represent and bind each of them with respect to all matters arising under and pursuant to this Agreement and the transactions contemplated hereby, and irrevocably and unconditionally consents to the taking by the Agent of any and all actions and the making of any decisions required or permitted to be taken by them under this Agreement and matters arising out of or relating hereto, such power and authority to include, without limitation, the power and authority (i) to give and receive notices or communications, (ii) to bring, defend and/or resolve any claim made pursuant to Article IX, (iii) to agree to, negotiate, or enter into settlements or compromises of, and comply with orders of courts with respect to any disputes involving, any such claims, and (iv) to take all actions necessary in the judgment of the Agent for the accomplishment of the foregoing. By his execution of this Agreement, the Agent hereby accepts his appointment as the Agent for purposes of this Agreement. REIT shall be entitled to deal exclusively with the Agent on all matters relating to this Agreement with respect to or that otherwise concern any Manager Shareholder or any Participating Shareholder and/or his rights under this Agreement or in connection with the transactions contemplated hereby, including Article IX hereof, and shall be entitled to rely conclusively (without further evidence of any kind whatsoever) on any document executed or purported to be executed by the Agent on behalf of any Manager Shareholder or any Participating Shareholder, and on any other action taken or purported to be taken by the Agent on behalf of any Manager Shareholder or any Participating Shareholder, as fully binding upon such Person. If the Agent shall die, become disabled or otherwise be unable to fulfill his responsibilities hereunder then, within thirty (30) days after such death or disability, a successor representative shall be appointed by the Manager Shareholders other than the Agent holding a majority in interest of the REIT Shares to be received from escrow by all Manager Shareholders in connection with the Mergers. Any such successor shall become the "Agent" for purposes of this Agreement. The Agent may be replaced by the Manager Shareholders holding a majority in interest of the REIT Shares to be received

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from escrow by all Manager Shareholders in connection with the Mergers at any time and from time to time pursuant to a written consent by such Manager Shareholders holding a majority in interest of such REIT shares; provided that the Manager Shareholders provide written notice to REIT and the other parties hereto of such replacement; provided further, that such replacement shall not be effective until receipt of such notice, and all parties hereto shall be entitled to deal exclusively with the Agent until receipt of such notice. The Agent shall not be liable to any party hereto or to any Manager Shareholder or any Participating Shareholder for any error of judgment, or any action taken, suffered or omitted to be taken on behalf of such Persons (or any of them), except in the case of his gross negligence or bad faith. The Agent may consult with counsel of his own choice and shall have full and complete authorization and protection for any action taken or suffered by him hereunder in good faith and in accordance with the opinion of such counsel. The Manager Shareholders hereby irrevocably agree, jointly and severally, (i) to indemnify the Agent for, and hold him harmless against, any loss, liability or expense, including, without limitation, reasonable attorneys' fees and expenses, incurred without gross negligence or bad faith on the part of such Agent, arising out of, or in connection with, any action or decision taken or made by Agent on behalf of any Manager Shareholder or any Participating Shareholder and (ii) to be bound by all actions taken by the Agent in his capacity as such. All reasonable expenses (including reasonable attorneys' fees and expenses) incurred by the Agent in connection with the performance of its duties hereunder shall be paid by the Manager Shareholders. REIT, the Acquisition Companies and the Service Providers shall have no liability whatsoever for any fees, costs or other expenses incurred by the Agent.

SECTION 2.7   *Adjustments to reflect Net Working Capital*

(a)   *Adjustments to reflect Positive Net Working Capital*. In the event Net Working Capital (as defined below) is greater than $50,000.00, the REIT shall, within ten (10) days of the final determination thereof, pay and deliver to the Escrow Fund an amount in cash equal to Net Working Capital. Such additional amount shall be allocated to each Service Provider (and to each shareholder of such Service Provider) pursuant to the terms of the Escrow Agreement. Such additional amount shall be held in the Escrow Fund and released therefrom pursuant to the terms of the Escrow Agreement.

(b)   *Adjustments to reflect Negative Net Working Capital*. In the event Net Working Capital is less than negative $50,000.00 (e.g. -$55,000 is less than -$50,000), IREIC, the Manager Shareholders and the Agent shall cause the Escrow Agent to, within ten (10) days of the final determination thereof, pay and deliver to REIT an amount in cash equal to Net Working Capital (treating any Net Working Capital number as a positive number) out of the Escrow Fund.

(c)   *Definition of Net Working Capital*. For the purposes of this Agreement, "Net Working Capital" shall mean the aggregate difference in current assets and current liabilities of the Service Providers as reflected on the Closing Balance Sheet of the Service Providers prepared in accordance with GAAP.

(d)   *Preparation of Closing Balance Sheet and Closing Statement*. As soon as practicable, but in no event later than sixty (60) days after the Closing Date, IREIC and the Agent shall prepare and deliver to REIT unaudited balance sheets for each of the Service

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Providers dated as of the Closing Date and prepared in accordance with GAAP (collectively, the "Closing Balance Sheet"), together with a statement (the "Closing Statement") calculating the Net Working Capital of each of the Service Providers, in each case, as of the close of business on the Closing Date on a basis consistent (including the basis of calculation of individual line items and the determination of allowances and reserves) with the sample Closing Balance Sheet and sample Closing Statement attached as Exhibit B hereto, which is as of June 30, 2004, and all of the methods and practices used in the preparation thereof. REIT shall give IREIC and the Agent full access at all reasonable times to the books, records and other materials of the Surviving Corporations and the personnel of the Surviving Corporations to the extent that they relate to the Surviving Corporations and preparation of the Closing Balance Sheet and the Closing Statement, including such historical financial information relating to the Surviving Corporations as IREIC and the Agent shall reasonably request.

(e) *Examination and Objection by REIT*. Upon receipt of the Closing Balance Sheet and the Closing Statement, REIT shall have sixty (60) days (the "Review Period") to review such statement and the related computations of Net Working Capital. On or prior to the last day of the Review Period, REIT may object to the Closing Balance Sheet, the Closing Statement and/or the computations of Net Working Capital or adjustments by delivering to IREIC and the Agent a written statement from REIT setting forth in reasonable detail objections thereto (the "Statement of Objections"). If REIT does not deliver a Statement of Objections in accordance with this Section 2.7(e) within the Review Period, the Closing Balance Sheet and the Closing Statement (and related computations of Net Working Capital) shall be deemed to have been accepted and shall be final and binding on the parties. If REIT delivers a Statement of Objections to IREIC and the Agent within the Review Period, REIT, IREIC and the Agent shall negotiate in good faith to resolve such objections, and any objections that are resolved by a written agreement between REIT, IREIC and the Agent shall be final and binding on the parties hereto and all holders of Converted Shares.

(f) *Resolution of Disputes*. If REIT, IREIC and the Agent fail to reach a written agreement with respect to all of the matters set forth in any Statement of Objections, then the matters still in dispute shall, not later than twenty (20) Business Days after the delivery of such Statement of Objections (or, if earlier, the date on which either REIT, on the one hand, or IREIC and the Agent, on the other hand, affirmatively terminates discussions in writing with respect to the Statement of Objections), be submitted for resolution to such accounting firm agreed to by REIT, IREIC and the Agent (the "Settlement Accountant") who, acting as an expert and not an arbitrator, shall resolve the matters in dispute and adjust the Closing Balance Sheet and the Closing Statement to reflect such resolution; *provided, however*, that the Settlement Accountant may not determine an amount of Net Working Capital for any of the Service Providers in excess of that claimed by IREIC or the Agent, as applicable, or less than that claimed by REIT. The Settlement Accountant shall make such determination within sixty (60) days following the submission of the matter to the Settlement Accountant for resolution, and such determination shall be final and binding upon the parties hereto and all holders of Converted Shares. In the event any dispute is submitted to the Settlement Accountant for resolution as provided herein, the fees, charges and expenses of the Settlement Accountant shall be paid one-half by REIT and one-half by IREIC and the Manager Shareholders.

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ARTICLE III.
REPRESENTATIONS AND WARRANTIES OF REIT

The REIT disclosure schedule (the "REIT Disclosure Schedule") to this Agreement shall be arranged in sections and subsections corresponding to the numbered and lettered sections contained in this Article III. The disclosures in any section or subsection of the REIT Disclosure Schedule shall qualify other sections and subsections in this Article III only to the extent it is clear from a reading of the disclosure that such disclosure is applicable to such other sections and subsections. Except as set forth in the REIT Disclosure Schedule attached hereto and delivered by REIT or as set forth in the REIT SEC Filings, REIT hereby represents and warrants to the Service Providers, IREIC and the Manager Shareholders, as of the date hereof and as of the Closing Date (or, if made as of a specified date, as of such date), as follows:

SECTION 3.1 *Organization and Qualification.*

REIT is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland. Each of Acquisition 1, Acquisition 2, Acquisition 3 and Acquisition 4 is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of REIT and each Acquisition Company has the requisite power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted. Each of REIT and each Acquisition Company is qualified to do business and is in good standing in each jurisdiction in which the properties owned, leased or operated by it or the nature of the business conducted by it makes such qualification necessary, except where the failure to be so qualified and in good standing would not reasonably be expected to have a REIT Material Adverse Effect. True, accurate and complete copies of each of the Articles of Incorporation or Certificate of Incorporation, as applicable, and bylaws of REIT and each Acquisition Company as in effect on the date hereof, including all amendments thereto, have heretofore been made available to IREIC and the Agent.

SECTION 3.2 *Capitalization.*

(a) The authorized capital stock of REIT consists of 280,000,000 REIT Shares and 10,000,000 shares of preferred stock, par value $0.01 per share ("REIT Preferred Stock"), of which (i) as of August 31, 2004, 228,933,426.0558 REIT Shares were issued and outstanding, all of which are validly issued, fully paid and non-assessable and free of preemptive rights, and (ii) as of the date hereof, no shares of REIT Preferred Stock were issued and outstanding. All outstanding Equity Interests of each Acquisition Company are owned by REIT and are validly issued, fully paid and non-assessable.

(b) Except as contemplated by this Agreement or as set forth in Schedule 3.2(b), as of the date hereof, there are no outstanding subscriptions, options, calls, contracts, commitments, understandings, restrictions, arrangements, rights or warrants, including any right of conversion or exchange under any outstanding security, instrument or other agreement, obligating REIT to issue, deliver or sell, or cause to be issued, delivered or sold, additional REIT Shares or obligating REIT to grant, extend or enter into any such agreement or commitment; provided, however, that the foregoing shall not apply to the existence of any plan providing for grants of options or warrants to broker dealers, nor to any grant of options or warrants

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thereunder. There are no voting trusts, proxies or other agreements or understandings to which REIT is a party or by which REIT is bound with respect to the voting of any REIT Shares. Except as contemplated by this Agreement or as set forth in Schedule 3.2(b), there are no registration rights held by any individual or entity with respect to any securities of the REIT (whether such securities are currently outstanding or issuable in the future).

SECTION 3.3   *Issuance of Securities.*

The REIT Shares to be issued in connection with the Mergers, when issued in accordance with the provisions of this Agreement, will be duly authorized, validly issued, fully paid and nonassessable and will be issued free and clear of all Liens other than Liens created or permitted to exist by the recipient thereof.

SECTION 3.4   *Authority; No Conflicts; Approvals.*

(a)   Each of REIT and each Acquisition Company has full power and authority to enter into this Agreement and the Ancillary Agreements to which it is a party and, subject to obtaining REIT Stockholders' Ratification and the approval of REIT as sole stockholder of each Acquisition Company, to consummate the transactions contemplated hereby and thereby. The execution and delivery by each of REIT and each Acquisition Company of this Agreement and each Ancillary Agreement to which it is a party, and the consummation by REIT and such Acquisition Company of the transactions contemplated hereby and thereby, have been duly authorized by all necessary corporate action and no other proceedings on the part of REIT or such Acquisition Company are necessary to authorize the execution and delivery of this Agreement and such Ancillary Agreements and the consummation of the transactions contemplated hereby or thereby, except for obtaining REIT Stockholders' Ratification and the approval of REIT as sole stockholder of each Acquisition Company. This Agreement has been, and each Ancillary Agreement to which REIT or any Acquisition Company is a party when executed and delivered will be, duly and validly executed and delivered by REIT and such Acquisition Company or Acquisition Companies, as applicable, and, assuming the due authorization, execution and delivery hereof and thereof by the other parties hereto or thereto, constitutes or will constitute, as applicable, a legal, valid and binding agreement of REIT and such Acquisition Company or Acquisition Companies, as applicable, enforceable against REIT and such Acquisition Company or Acquisition Companies, as applicable, in accordance with its terms, except that such enforcement may be subject to (i) bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to enforcement of creditors' rights generally, (ii) general equitable principles, and (iii) to the extent this Agreement or such Ancillary Agreement contains indemnification provisions for violations of federal or state securities laws, as enforceability of such provisions may be limited under federal and state securities laws.

(b)   The execution and delivery by each of REIT and each Acquisition Company of this Agreement and each Ancillary Agreement to which it is a party does not and will not, and the consummation by REIT and such Acquisition Company of the transactions contemplated hereby and thereby will not, violate, conflict with or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance

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required by, or result in a right of termination or acceleration under, or result in the creation of any Lien upon any of the assets of REIT or any Acquisition Company under any of the terms, conditions or provisions of, (i) the Articles of Incorporation or Certificate of Incorporation, as applicable, and bylaws of REIT or any Acquisition Company, (ii) subject to obtaining the REIT Required Statutory Approvals, the REIT Stockholders' Ratification and the approval of REIT as sole stockholder of each Acquisition Company, any Law applicable to REIT, any Acquisition Company or any of their respective properties, or (iii) except for the REIT Required Consents, any material Contract to which REIT or any Acquisition Company is a party or by which REIT, any Acquisition Company or any of their respective assets or properties is bound.

(c)   Except for (i) the filing by REIT of a proxy statement relating to the REIT Stockholders' Meeting (together with any amendments thereof or supplements thereto, the "Proxy Statement") with the Commission pursuant to the Exchange Act, (ii) any required filings by or on behalf of REIT to effect the Mergers, (iii) any required filings by or on behalf of REIT under applicable blue sky Laws (the filings and approvals referred to in clauses (i) through (iii) are collectively referred to as the "REIT Required Statutory Approvals"), and (iv) the REIT Stockholders' Ratification and the approval of REIT as sole stockholder of each Acquisition Company, no declaration, filing or registration with, or notice to, or authorization, consent or approval of, any Governmental Authority or any other Person is required to be made, obtained or given by or on behalf of REIT or any Acquisition Company the absence of which would prevent or materially delay the consummation by REIT or any Acquisition Company of the transactions contemplated hereby and thereby or the performance by REIT or any Acquisition Company of its obligations under this Agreement and the Ancillary Agreements to which it is party, other than such declarations, filings, registrations, notices, authorizations, consents or approvals set forth on Schedule 3.4(c) hereto (the "REIT Required Consents").

SECTION 3.5   *Proxy Statement.*

The Proxy Statement will not, as of (a) the time it is first mailed to stockholders of the REIT and (b) the date of the REIT Stockholders' Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Proxy Statement will, as of (x) the time it is first mailed to stockholders of the REIT and (y) the date of the REIT Stockholders' Meeting, comply as to form in all material respects with the applicable requirements of the Exchange Act and other applicable Laws. The representations and warranties contained in this Section 3.5 will not apply to statements or omissions included in the Proxy Statement based upon information furnished in writing to REIT or any Acquisition Company by the Agent, Inland Group, the Service Providers, IREIC or the Manager Shareholders specifically for use therein.

SECTION 3.6 *Disclosure; Financial Statements; Absence of Certain Changes.*

(a)   As of the date of filing with the Commission, REIT's Annual Report on Form 10-K for the year ended December 31, 2003 (the "REIT Form 10-K") and each other report or document filed after December 31, 2003 by REIT with the Commission under the Exchange Act other than the Proxy Statement (the REIT Form 10-K and such other reports or documents, the "REIT SEC Filings"), complied in all material respects with the requirements of

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the Exchange Act and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading, except in each case to the extent corrected or superseded by another report or document filed by REIT with the Commission.

(b)   The consolidated financial statements (including, in each case, any notes thereto) contained in the REIT SEC Filings have been prepared in accordance with GAAP applied (except as may be indicated in the notes thereto and, in the case of unaudited quarterly financial statements, as permitted by Form 10-Q under the Exchange Act) on a consistent basis, and each fairly presents, in all material respects, the consolidated financial position of REIT and its consolidated Subsidiaries as of the respective dates set forth therein and the results of operations and cash flows for the respective periods indicated therein, subject, in the case of unaudited statements, to normal or recurring year-end adjustments.

(c)   Since December 31, 2003 and through the date hereof, to the Knowledge of REIT, there has not been any change or any event which would, individually or in the aggregate, reasonably be expected to have a REIT Material Adverse Effect.

SECTION 3.7   *Brokers and Finders.*

Except as set forth on <u>Schedule 3.7</u>, REIT has not employed any broker, finder or other intermediary in connection with the transactions contemplated by this Agreement which would be entitled to any brokerage, finder's or similar fee or commission in connection with this Agreement or the transactions contemplated hereby.

ARTICLE IV.
REPRESENTATIONS AND WARRANTIES OF THE SERVICE PROVIDERS, IREIC AND EACH MANAGER SHAREHOLDER

The disclosure schedule of the Service Providers, IREIC and each Manager Shareholder (the "<u>Service Provider Disclosure Schedule</u>") to this Agreement shall be arranged in sections and subsections corresponding to the numbered and lettered sections contained in this <u>Article IV</u>. The disclosures in any section or subsection of the Service Provider Disclosure Schedule shall qualify other sections and subsections in this <u>Article IV</u> only to the extent it is clear from a reading of the disclosure that such disclosure is applicable to such other sections and subsections. Except as set forth in the Service Provider Disclosure Schedule attached hereto and delivered by the Service Providers, IREIC and each Manager Shareholder, each Service Provider hereby represents and warrants (with respect to itself), IREIC hereby represents and warrants (with respect to itself and as to the Advisor (whether referred to herein as the "Advisor" or as part of the "Service Providers")) and each Manager Shareholder hereby represents and warrants (with respect to itself and as to the Managers (whether referred to herein as a "Manager" or as part of the "Service Providers")) to REIT, as of the date hereof and as of the Closing Date (or, if made as of a specified date, as of such date), as follows:

SECTION 4.1   *Organization and Qualification.*

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Each of IREIC, the Advisor and each Manager is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and has requisite power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted. Each of IREIC and each Service Provider is qualified to do business and is in good standing in each jurisdiction in which the properties owned, leased or operated by it or the nature of the business conducted by it make such qualification necessary, except where the failure to be so qualified and in good standing would not, individually or in the aggregate, (a) in the case of each Service Provider, reasonably be expected to have a Material Adverse Effect or (b) in the case of IREIC, be material to IREIC's ability to perform its obligations hereunder or otherwise reasonably be expected to prohibit, restrict or delay the performance of this Agreement by IREIC.

SECTION 4.2   *Capitalization.*

(a)   The authorized capital stock of the Advisor consists of 100,000 Advisor Shares, of which 1,000 shares are issued and outstanding. The Advisor Shares constitute all of the issued and outstanding Equity Interests of the Advisor. All of the issued and outstanding Advisor Shares are owned by IREIC and are validly issued, fully paid and non-assessable, free of preemptive rights with respect thereto and have been issued in compliance with all applicable federal and state securities laws. The authorized capital stock of Southern consists of 10,000 Southern Shares, of which 9,923 shares are issued and outstanding. The Southern Shares constitute all of the issued and outstanding Equity Interests of Southern. The Manager Shareholders own in the aggregate the number of Southern Shares set forth on Schedule 4.2(a). All of the issued and outstanding Southern Shares are validly issued, fully paid and non-assessable, free of preemptive rights with respect thereto and have been issued in compliance with all applicable federal and state securities laws. The authorized capital stock of Mid-Atlantic consists of 10,000 Mid-Atlantic Shares, of which 9,470 shares are issued and outstanding. The Mid-Atlantic Shares constitute all of the issued and outstanding Equity Interests of Mid-Atlantic. The Manager Shareholders own in the aggregate the number of Mid-Atlantic Shares set forth on Schedule 4.2(a). All of the issued and outstanding Mid-Atlantic Shares are validly issued, fully paid and non-assessable, free of preemptive rights with respect thereto and have been issued in compliance with all applicable federal and state securities laws. The authorized capital stock of Southeast consists of 100,000 Southeast Shares, of which 9,005 shares are issued and outstanding. The Southeast Shares constitute all of the issued and outstanding Equity Interests of Southeast. The Manager Shareholders own in the aggregate the number of Southeast Shares set forth on Schedule 4.2(a). All of the issued and outstanding Southeast Shares are validly issued, fully paid and non-assessable, free of preemptive rights with respect thereto and have been issued in compliance with all applicable federal and state securities laws. IREIC has good and marketable title to, and is the record and beneficial owner of all Advisor Shares, free and clear of any Liens. The Manager Shareholders have good and marketable title to, and are the record and beneficial owners of, such Southern Shares, Mid-Atlantic Shares and Southeast Shares listed on Schedule 4.2(a), free and clear of any Liens.

(b)   Except as provided in this Agreement or as set forth on Schedule 4.2(b), no Person has any agreement or option or any right or privilege capable of becoming an agreement or option for the acquisition of (i) Advisor Shares from IREIC or (ii) Southern Shares, Mid-Atlantic Shares or Southeast Shares from any Manager Shareholder.

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Except as set forth on Schedule 4.2(b), there are no outstanding subscriptions, options, warrants, calls, rights or convertible or exchangeable securities or any other agreements or other instruments giving any Person the right to acquire any shares of capital stock, or other Equity Interests in, any Service Provider or giving any Person any right or privilege (whether pre-emptive or contractual) capable of becoming an agreement or option to acquire such shares. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights for which any Service Provider has any liability. There are no voting trusts, proxies or other agreements or understandings to which IREIC or any Manager Shareholder is party with respect to the voting of any Equity Interests of any Service Provider. No Service Provider owns, directly or indirectly, any capital stock or other Equity Interest in any corporation, partnership, business association, joint venture or other entity. No Service Provider has any Subsidiaries. There are no issued or outstanding bonds, indentures, notes or other indebtedness having the right to vote (or convertible into securities that have the right to vote) on any matters on which stockholders of any Service Provider may vote.

SECTION 4.3 *Authority; No Conflicts; Approvals.*

(a) Each of IREIC, each Manager Shareholder and each Service Provider has requisite corporate power and authority to enter into this Agreement and the Ancillary Agreements to which it is a party, and, subject to obtaining the Manager Stockholders' Approval and the approval of IREIC as the sole stockholder of the Advisor, to consummate the transactions contemplated hereby and thereby. The execution and delivery by each of IREIC and each Service Provider of this Agreement and each Ancillary Agreement to which it is a party, and the consummation by IREIC and such Service Provider of the transactions contemplated hereby and thereby, have been duly authorized by all necessary corporate action, subject to obtaining the Manager Stockholders' Approval and the approval of IREIC as the sole stockholder of the Advisor, and no other proceedings on the part of IREIC or such Service Provider are necessary to authorize the execution and delivery of this Agreement and such Ancillary Agreements or to consummate the transactions contemplated hereby or thereby. This Agreement has been, and each Ancillary Agreement to which IREIC, any Manager Shareholder or any Service Provider is a party when executed and delivered will be, duly and validly executed and delivered by IREIC, such Manager Shareholder(s) and such Service Provider(s), as applicable, and, assuming the due authorization, execution and delivery hereof and thereof by the other parties hereto or thereto, constitutes or will constitute, as applicable, a valid and binding agreement of IREIC, such Manager Shareholder(s) and such Service Provider(s), as applicable, enforceable against IREIC, such Manager Shareholder(s) and such Service Provider(s) in accordance with its terms, except that such enforcement may be subject to (i) bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to enforcement of creditors' rights generally, (ii) general equitable principles, and (iii) to the extent this Agreement or such Ancillary Agreement contains indemnification provisions for violations of federal or state securities laws, as enforceability of such provisions may be limited under federal and state securities laws.

(b) The execution and delivery by each of IREIC, each Manager Shareholder and each Service Provider does not and will not, and the consummation by IREIC, such Manager Shareholder and such Service Provider of this Agreement and each Ancillary Agreement to which it is a party of the transactions contemplated hereby and thereby will not, violate, conflict with or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, or result in the creation of any Lien upon any of the assets of any Service Providers under any of the terms, conditions or provisions of, (i) the Articles of Incorporation or Certificate of Incorporation, as applicable, and Bylaws of IREIC and each Service Provider, (ii) subject to obtaining the Manager Stockholders' Approval, the Service Provider Required Statutory Approvals and the approval of IREIC as the sole stockholder of the Advisor, any Law applicable to IREIC, any Manager Shareholder or any Service Provider or any of their respective assets or properties, or (iii) except for the Service Provider Required Consents, any Scheduled Contract to which IREIC, any Manager Shareholder or any Service Provider is a party or by which IREIC, any Manager Shareholder or any Service Provider or their respective assets or properties may be bound.

(c)   Except for (i) any required filings by or on behalf of the Service Providers to effect the Mergers (the "Service Provider Required Statutory Approvals"; and, together with the REIT Required Statutory Approvals, the "Required Statutory Approvals"), (ii) the Manager Stockholders' Approval and the approval of IREIC as the sole stockholder of the Advisor and (iii) the notices, authorizations, consents or approvals set forth on Schedule 4.3(c) hereto (the "Service Provider Required Consents"; and, together with the REIT Required Consents, the "Required Consents"), no material declaration, filing or registration with, or notice to, or authorization, consent or approval of, any Governmental Authority or any other Person is necessary for the execution and delivery by each of IREIC, each Manager Shareholder and each Service Provider of this Agreement and the Ancillary Agreements to which it is party or the consummation by IREIC, such Manager Shareholder and such Service Provider of the transactions contemplated hereby and thereby.

SECTION 4.4   *Financial Statements; Internal Controls.*

(a)   Attached as Schedule 4.4 are (i) audited balance sheets for each Manager at December 31, 2001, 2002 and 2003 (provided such entities were in existence as of such date) and audited statements of income, changes in owners' equity and cash flow for the fiscal years ended December 31, 2001, 2002 and 2003 (or such shorter periods as such entities have been in existence) (such financial statements, including the footnotes contained therein, the "Manager Audited Financial Statements"), (ii) unaudited balance sheets for each Manager at June 30, 2004 and unaudited statements of income for the six months ending on June 30, 2004 (the "Manager Unaudited Financial Statements"), (iii) an audited balance sheet for the Advisor at December 31, 2003 and audited statements of income, changes in owners' equity and cash flow for the fiscal year ended December 31, 2003 (such financial statements, including the footnotes contained therein, the "Advisor Audited Financial Statements"; and, together with the Manager Audited Financial Statements, the "Audited Financial Statements"), and (iv) an unaudited balance sheet for the Advisor at June 30, 2004 and unaudited statements of income and changes in owners' equity for the six months ended June 30, 2004 (the "Advisor Unaudited Financial Statements"; and together with the Manager Unaudited Financial Statements, the "Unaudited Financial Statements"). The Audited Financial Statements and Unaudited Financial Statements are collectively referred to herein as the "Service Provider Financial Statements." The Service Provider Financial Statements and the Supplemental Financial Statements (including, in each

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case, any notes thereto if required by GAAP) have been prepared or (when delivered) will be prepared in accordance with GAAP and fairly present, in all material respects, the financial condition of such Service Provider as of the respective dates and the results of operations and cash flows of such Service Provider for the respective periods then ended, as applicable, subject, in the case of unaudited statements, to normal or recurring year-end adjustments.

(b)   Based on its most recent evaluation (i) no Service Provider has any significant deficiencies in the design or operation of its internal controls which could have a material adverse effect on REIT's ability to record, process, summarize and report financial data with respect to such Service Provider and (ii) no Service Provider has identified any fraud, whether or not material, that involves management or other employees of such Service Provider who have a significant role in such Service Provider's internal controls. There have been no significant changes in the internal controls of any Service Provider or in other factors with respect to any Service Provider's operations that could significantly affect internal controls with respect to such Service Provider subsequent to the date of its most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

SECTION 4.5   *Absence of Certain Changes or Events.*

Since June 30, 2004 (in the case of the Advisor) and December 31, 2003 (in the case of the Managers), there has not been any change or any event which would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. In addition to the foregoing, since June 30, 2004 (in the case of the Advisor) and December 31, 2003 (in the case of the Managers), except as set forth on Schedule 4.5 hereto or as otherwise permitted by this Agreement, each Service Provider has conducted in all material respects its business in the ordinary course consistent with past practice and no Service Provider has (a) permitted or suffered any Lien on any portion of its properties except for Permitted Liens, (b) experienced damage, destruction or casualty loss to any part of its properties or assets in amounts exceeding $25,000 in each instance or $50,000 in the aggregate or (c) taken any action that, if taken without the consent of REIT during the period from the date of this Agreement through the Effective Time, would constitute a breach of Section 5.1 of this Agreement.

SECTION 4.6   *Taxes*.

(a)   Each Service Provider has timely filed (taking into account any extensions) or will timely file with the appropriate taxing or other Governmental Authority all material Tax Returns required to be filed through the Closing Date. Inland Group has timely filed (taking into account any extensions) or will timely file with the appropriate taxing or other Governmental Authority all material Inland Group Combined Returns required to be filed through the Closing Date. Such Tax Returns and Inland Group Combined Returns, as applicable, and information filed are complete, correct and accurate in all material respects. Except as set forth on Schedule 4.6(a), no Service Provider has requested any extension of time within which to file any such Tax Returns. Each Service Provider has delivered or made available to REIT complete and accurate copies of all of such Service Provider's federal, state and local Tax Returns for all open Tax Periods; *provided, however*, that Inland Group has not delivered and will not deliver to REIT, the Inland Group Combined Returns, but has provided or

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made available all Tax information that is relevant to the REIT in preparing the Service Providers' Tax Returns (including, for example, tax basis schedules).

(b)   All Taxes for which each Service Provider is or may be liable, in respect of Tax Periods or portions thereof ending on or before the Closing Date, shall have been paid, or an adequate reserve for Tax liability (in conformity with GAAP) has been established therefor on the face of the applicable most recent balance sheet included as part of the Service Provider Financial Statements. All Taxes that each Service Provider has been required to collect or withhold have been duly collected or withheld and, to the extent required when due, have been or will be duly paid to the proper taxing or other Governmental Authority.

(c)   Except as set forth in Schedule 4.6(c), no material deficiencies for Taxes of any Service Provider have been claimed, proposed or assessed by any taxing or other Governmental Authority. There are no pending or threatened audits, suits, proceedings, Actions, investigations or claims for or relating to any liability in respect of Taxes of any Service Provider, and there are no matters under discussion with any taxing or other Governmental Authority with respect to Taxes of any Service Provider. Audits of federal, state, local and foreign Tax Returns and the Inland Group Combined Returns by the relevant taxing or other Governmental Authorities have been completed for the Tax Periods set forth in Schedule 4.6(c). As of the date hereof, no Service Provider has been notified that any taxing or other Governmental Authority intends to audit its Tax Returns or the Inland Group Combined Returns, as the case may be, for any other Tax Periods. No extension of a statute of limitations relating to Taxes is in effect with respect to any Service Provider. No written claim has ever been made by an authority in a jurisdiction where any Service Provider does not file Tax Returns that the applicable entity is or may be subject to taxation in that jurisdiction.

(d)   All material elections with respect to Taxes affecting any Service Provider as of the date hereof are set forth in Schedule 4.6(d). None of the Service Providers has made an election, or is required, to treat any of its assets as owned by another person or as tax-exempt bond financed property or tax-exempt use property within the meaning of Section 168 of the Code or under any comparable provision of state or local Tax law.

(e)   There are no Liens for Taxes (other than for current Taxes not yet due and payable) upon the assets of any Service Provider. None of the Surviving Corporations shall be required to include in a Tax Period ending after the Closing Date taxable income attributable to income that accrued in a prior Tax Period but was not recognized in any prior Tax Period as a result of the installment method of accounting, the long-term contract method of accounting, the cash method of accounting or Section 481 of the Code or comparable provisions of state, local or foreign Tax law. No Service Provider is or has been a party to any joint venture, partnership or other arrangement or Contract that could be treated as a partnership for federal, state, local or foreign Tax purposes.

(f)   Other than the Advisor's liability under Treasury Regulation 1.1502-6 with respect to an Inland Group Combined Return, no Manager, or any predecessor or corporate Affiliate of the Managers, has ever been liable (whether by contract, as transferee or successor, by law or otherwise) for the Taxes of any other person or entity, including under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign law. The Advisor

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has not been, nor has any predecessor of the Advisor been, during any year for which the applicable statue of limitations with respect to the payment of federal income Taxes has not yet expired, a member of an affiliate group of corporations within the meaning of Section 1504 of the Code other than an affiliated group the common parent of which is or was Inland Group (the "Inland Affiliated Group"), or had any liability (whether by contract, as transferee or successor, by law or otherwise) for Taxes of any other person or entity, including under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign law.

(g)   The Managers are valid "S" corporations as defined under Section 1361 of the Code and have been valid "S" corporations since their dates of incorporation.

(h)   As of the Closing Date, none of the Service Providers will have earnings and profits (as determined under Section 316 of the Code).

(i)   Except as set forth on Schedule 4.6(i), the Service Providers do not hold any asset the disposition of which would be subject to Section 1374 of the Code.

(j)   The Service Providers do not own any debt or equity securities of any other issuer.

(k)   The Service Providers do not hold any assets other than assets described in Section 856(c)(4)(A) of the Code, and, from and after the Closing Date, based on the assets each owns and their respective operating histories, are not expected to earn any gross income other than of a type described in Section 856(c)(2) of the Code.

SECTION 4.7   *No Undisclosed Liabilities.*

Except as set forth on Schedule 4.7 or otherwise specifically referenced on Schedule 4.20(a), none of the Service Providers had, at December 31, 2003 (in the case of the Managers) and at June 30, 2004 (in the case of the Advisor), and none of the Service Providers have incurred since such applicable date, any liabilities, commitments or obligations of any kind, character or nature whatsoever (whether absolute, accrued, contingent or otherwise) except for (a) liabilities accrued or reserved against or disclosed in the Service Provider Financial Statements or reflected in the notes thereto, (b) any outstanding liabilities that were incurred in the ordinary course of business and that, in the aggregate, do not exceed $200,000 with respect to each Service Provider, or (c) liabilities with respect to alleged violations of Environmental Law to the extent such liabilities are also liabilities of REIT and are not caused, directly or indirectly, by any Service Provider.

SECTION 4.8   *Litigation.*

(a)   There are no Actions pending or, to the Knowledge of the Service Providers, threatened against any of such parties, or any of their respective properties or assets which, if adversely determined, would reasonably be expected to adversely affect (i) such party's ability to consummate the transactions contemplated by this Agreement, perform its obligations under this Agreement or satisfy the conditions precedent applicable to it and contained in this Agreement or (ii) the ownership of its Equity Interests in any Service Provider.

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(b)   Except as set forth on <u>Schedule 4.8(b)</u> and as otherwise covered by <u>Section 4.11(h)</u>, there are (i) no Actions pending or, to the Knowledge of the Service Providers, threatened or (ii) to the Knowledge of the Service Providers, pending or threatened investigations, in each case against any Service Provider or any of its properties or assets (tangible or intangible) that, if determined in a manner adverse to such Service Provider, would, individually or in the aggregate, reasonably be expected to result in greater than $100,000 in liability to such Service Provider. No Service Provider is subject to any Judgment, settlement order, agreement or other arrangement which would, individually or in the aggregate, reasonably be expected to result in greater than $100,000 in liability to such Service Provider or otherwise reasonably be expected to prohibit, restrict or delay the consummation of the transactions contemplated by this Agreement.

SECTION 4.9   *Compliance with Laws and Permits.*

(a)   Each of IREIC and each Manager Shareholder is in compliance with all Laws and Permits applicable to it, except for violations which would not reasonably be expected to adversely affect (i) in any material respect such party's ability to consummate the transactions contemplated by this Agreement, perform its obligations under this Agreement or satisfy the conditions precedent applicable to it and contained in this Agreement or (ii) the ownership of its Equity Interests in any Service Provider.

(b)   Except as otherwise covered by <u>Section 4.11(g)</u> and <u>Section 4.12(c)</u>, no Service Provider is in violation of or has been given notice of or been charged with any violation of any Law or Permit, except for violations which would not, individually or in the aggregate, reasonably be expected to result in liability to such Service Provider in excess of $200,000 in the aggregate. Each Service Provider possesses all necessary Permits and all the Permits are valid and in full force and effect, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. No Permits will be terminated or impaired or become terminable as a result of the transactions contemplated by this Agreement or any Ancillary Agreement. No investigation or review by any Governmental Authority is pending or, to the Knowledge of the Service Providers, threatened, which could result in the revocation or material impairment of any material Permit.

SECTION 4.10   *Insurance.*

Summaries of all material insurance policies maintained by each Service Provider have been made available to REIT. <u>Schedule 4.10</u> sets forth a list of all such policies. Each policy set forth on <u>Schedule 4.10</u> is in full force and effect, and the Service Providers (or the party or parties obtaining insurance on their behalf) are not delinquent in the payment of any premiums thereon, and no written notice of cancellation or termination has been received with respect to any such policy. No Service Provider has received written notice within the last 18 months from any insurance company, agent, broker or board of underwriters of any conditions, defects or inadequacies that would materially adversely effect the insurability of, or cause any material increase in the premiums for the policies set forth on <u>Schedule 4.10</u> that have not been cured or repaired to the satisfaction of the party issuing the notice.

SECTION 4.11   *Employment Matters – Benefit Plans*.

(a)   Schedule 4.11(a) lists each employee benefit plan (as defined in Section 3(3) of ERISA) and all material plans, programs, policies or arrangements, including, but not limited to, pension, bonus, deferred compensation, incentive compensation, unit purchase, supplemental retirement, severance or termination pay, thrift, savings, option, salary continuation, vacation, supplemental unemployment benefit, profit-sharing, or retirement plan, maintained, or contributed to (or required to be contributed to), by or for the benefit of employees of the Service Providers, whether or not such plan is funded, formal or informal, or legally binding or not (collectively, the "Employee Benefit Plans"). Each Service Provider has made available to REIT (i) true and complete copies of all Employee Benefit Plans (or in the case of unwritten Employee Benefit Plans, descriptions thereof), including, without limitation, with respect to each Employee Benefit Plan, all amendments to the Employee Benefit Plans, and any trust or other funding arrangement, (ii) Form 5500s for each Employee Benefit Plan for the two most recent plan years, (iii) the most recently completed actuarial valuation for each Employee Benefit Plan for which an actuarial report is required by ERISA or for financial reporting purposes, and (iv) the most recent summary plan description for each Employee Benefit Plan for which a summary plan description is required by ERISA.

(b)   None of the Employee Benefit Plans which is a "pension plan" within the meaning of Section 3(2) of ERISA (a "Pension Plan") is a "multiemployer plan" as defined in Section 3(37) of ERISA, or is subject to the requirements of Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code. Each Pension Plan that is intended to be "qualified" within the meaning of Section 401(a) of the Code has either received a determination letter from the IRS that it is so qualified or is relying on a favorable opinion letter or advisory letter issued to the master and prototype sponsor or volume submitter practitioner, and, to the Knowledge of the Service Providers, no fact or event has occurred since the date of any such determination letter that could reasonably be expected to adversely affect the qualified status of any such Pension Plan.

(c)   None of the Service Providers or any ERISA Affiliate has incurred any liability for any penalty or tax under Sections 4971, 4972, 4975, 4976, 4979, or 4980 of the Code or Section 502 of ERISA.

(d)   Each of the Employee Benefit Plans that is a "group health plan" (as defined in Code Section 5000(b)) has at all times been in material compliance with the provisions of Section 4980B of the Code and Parts 6 and 7 of Title I of ERISA and any similar applicable state laws. No Employee Benefit Plan that is a "welfare plan" (as defined in Section 3(1) of ERISA) (the "Welfare Plans") provides or promises post-retirement health or life benefits to current employees or retirees of the Service Providers, except to the extent required under any applicable state law or under Section 601 of ERISA. Each Welfare Plan contains a procedure for amendment and termination of such plan.

(e)   Full payment of all amounts has been made to each Employee Benefit Plan which are required to be made as contributions thereto, under applicable Law or under any Employee Benefit Plan or any agreement relating to an Employee Benefit Plan as of the last day of the most recent fiscal year of such Employee Benefit Plan ended prior to the date hereof.

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Each Service Provider has made adequate provision for reserves to meet contributions that have not been made because they are not yet due under the terms of any Employee Benefit Plan or related agreements. Benefits under all Employee Benefit Plans are as represented and have not been increased subsequent to the date as of which documents have been provided to REIT.

(f)   Except as set forth in Schedule 4.11(f), the execution and delivery of, and performance of the transactions contemplated by, this Agreement and the Ancillary Agreements will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any Employee Benefit Plan or individual Contract or agreement that will or may result in any payment (whether of severance pay or otherwise), acceleration, vesting or increase in benefits with respect to any employee of any Service Provider.

(g)   Each Employee Benefit Plan has been administered in all material respects in accordance with its terms and all applicable Law, including ERISA and the Code. The terms of each Employee Benefit Plan are in material compliance with the requirements of ERISA, the Code and all other applicable Law. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, no event has occurred and, to the Knowledge of the Service Providers, there exists no condition or set of circumstances in connection with which any Service Provider could be subject to any material liability (other than for benefit liabilities contemplated by each Employee Benefit Plan) under the terms of, or with respect to, such Employee Benefit Plans, ERISA, the Code or any other applicable Law.

(h)   No suit, administrative proceeding, Action or other litigation has been brought, or to the Knowledge of the Service Providers is threatened, against or with respect to any such Employee Benefit Plan, including any audit or inquiry by the IRS or United States Department of Labor (other than routine benefits claims).

(i)   None of the assets of any Service Provider is, or may reasonably be expected to become, the subject of any Lien arising under ERISA or Section 412(n) of the Code and no Service Provider has any liability, contingent or otherwise with respect to any employee benefit plan (as defined in Section 3(3) of ERISA) maintained by an ERISA Affiliate.

SECTION 4.12   *Employee Arrangements; Labor Matters.*

(a)   Except as set forth on Schedule 4.12(a), none of the Service Providers is a party to or bound by any written employment or consulting Contract or agreement, any collective bargaining agreement or other labor agreement (collectively, "Employee Arrangements").

(b)   Except as listed or described on Schedule 4.12(b), with respect to each Service Provider there are no (i) unfair labor practice charges or complaints pending or, to the Knowledge of the Service Providers, threatened against it before any Governmental Authority or arbitrators, (ii) grievances pending or, to the Knowledge the Service Providers, threatened against it, (iii) labor strike, slowdown, work stoppage or lockout actually pending or, to the Knowledge of the Service Providers, threatened against it or (iv) charges pending against it before agencies of any state or locality responsible for the prevention of unlawful employment practices. To the Knowledge of the Service Providers, there are no organizational efforts with

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respect to the formation of a collective bargaining unit presently being made or threatened involving employees of any Service Provider.

(c)   Except as listed or described on Schedule 4.12(c), each Service Provider is and has been in material compliance with all applicable Laws regarding employment and employment practices, including without limitation those Laws relating to terms and conditions of employment, wages and hours, plant closing, occupational safety, health and workers compensation.

SECTION 4.13   *Intellectual Property.*

(a)   Schedule 4.13(a) sets forth a true and complete list of the Intellectual Property owned or licensed by each Service Provider. Each Service Provider's use of any Intellectual Property in its business as now conducted does not infringe, misappropriate, dilute or violate any valid and asserted Intellectual Property rights of any other Person. To the Knowledge of the Service Providers, the Intellectual Property owned or licensed by the Service Providers, or available for use by or provided to such Service Providers as of the Closing, is sufficient for the conduct of the business of the Service Providers as currently conducted.

(b)   Except as set forth on Schedule 4.13(b), each License is in full force and effect and is a legal, valid, binding and enforceable obligation or right of the parties thereto. No Service Provider, or, to the Knowledge of the Service Providers, any other party to such License, is in breach of or in default under, and, to the Knowledge of the Service Providers, no event has occurred which with notice or lapse of time, or both, would become a breach of or a default under such License or permit the termination or modification of any terms under any License. There is no outstanding or, to the Knowledge of the Service Providers, threatened dispute or disagreement with respect to any License and no License is subject to any Action to revoke same. Except as set forth on Schedule 4.13(b), the execution, delivery and performance by IREIC, each Service Provider and each Manager Shareholder, of this Agreement and each Ancillary Agreement to which it is a party, and the consummation of the transactions contemplated hereby and thereby, will not result in the loss or impairment of, or give rise to any right of any third Person to terminate any rights of any Service Provider to own any of its Intellectual Property or any rights of any Service Provider under any Licenses to which it is a party or enjoys rights thereunder, nor require the consent of any Governmental Authority or third Person in respect of any such Intellectual Property. Correct and complete executed copies of all Licenses have been made available to REIT.

(c)   Except as set forth on Schedule 4.13(c), to the Knowledge of the Service Providers, no third party has infringed, misappropriated or violated any rights of any Service Provider in or to any Intellectual Property owned by such Service Provider. None of the Service Providers has brought or threatened a claim against any third Person, the Inland Group or any Affiliate thereof (A) alleging infringement, misappropriation, dilution or any other violation of such Service Provider's Intellectual Property or the Intellectual Property that is the subject of a License, or (B) challenging any third Person's, Inland Group's or any Affiliate's ownership or use of, or the validity, enforceability or registerability of, any Intellectual Property and, to the Knowledge of the Service Providers, there is no reasonable basis for a claim regarding any of the foregoing.

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SECTION 4.14   *Brokers and Finders.*

Except as set forth on <u>Schedule 4.14</u>, none of IREIC, any Service Provider or any Manager Shareholder has employed any broker, finder or other intermediary in connection with the transactions contemplated by this Agreement which would be entitled to any brokerage, finder's or similar fee or commission in connection with this Agreement or the transactions contemplated hereby.

SECTION 4.15   *Investment Company Act.*

No Service Provider is an "investment company" within the meaning of the Investment Company Act of 1940, as amended nor an "investment adviser" within the meaning of the Investment Advisers of 1940, as amended.

SECTION 4.16   *Related Party Transactions.*

Except as set forth in <u>Schedule 4.16</u>:

(a)   Except for ordinary course trade payables, there is no outstanding indebtedness between any Service Provider, on the one hand, and Inland Group, IREIC, any Manager Shareholder or any officer, director, employee or Affiliate of Inland Group, IREIC or any Manager Shareholder, on the other;

(b)   Except in the case of ownership of less than 5% of a company listed or traded on a national securities exchange or quoted on an interdealer quotation system, none of Inland Group, IREIC, or any Manager Shareholder, nor any officer, director or Affiliate of Inland Group, IREIC or any Manager Shareholder provides, directly or indirectly, or owns, in whole or in part, any Person that provides, directly or indirectly, to any Service Provider, any assets, services or facilities used by any Service Provider in the conduct of its business (other than from another Service Provider) except for services of a type and nature provided in the Ancillary Agreements;

(c)   No Service Provider provides or causes to be provided any assets, services or facilities to Inland Group, IREIC, any Manager Shareholder or any officer, director, employee or Affiliate of Inland Group, IREIC or any Manager Shareholder (other than to another Service Provider or REIT);

(d)   No Service Provider beneficially owns, directly or indirectly, any investment in or issued by Inland Group, IREIC or any Affiliate of Inland Group or IREIC (other than in another Service Provider); and

(e)   Other than for services of the type and nature provided in the Ancillary Agreements, and except for dividends paid to the Manager Shareholders, no Service Provider made any payment to Inland Group, IREIC, any Manager Shareholder or any officer, director, employee or Affiliate of Inland Group, IREIC or any Manager Shareholder other than REIT since December 31, 2003 (in the case of the Managers) or June 30, 2004 (in the case of the Advisor) (other than compensation to employees of the Service Providers.

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SECTION 4.17   *Investment in Securities.*

(a)   Not more than thirty-five (35) persons who hold Converted Shares are not "accredited investors" within the meaning of Rule 501 under the Securities Act, as presently in effect.

(b)   Each holder of Converted Shares understands that (i) no federal or state agency has passed upon the REIT Shares to be issued in connection with the Mergers or made any finding or determination as to the fairness of the investment therein by holders of Converted Shares or the terms of the offer and the sale thereof pursuant to this Agreement and (ii) each holder of Converted Shares must bear the economic risk of its investment in the REIT Shares to be issued in connection with the Mergers for an indefinite period of time because such shares will not be registered under the Securities Act or any state securities laws, and, therefore, cannot be sold or transferred unless either they are subsequently registered under the Securities Act and applicable state securities laws or an exemption from such registrations is available.

(c)   The REIT Shares to be issued in connection with the Mergers are being acquired by each holder of Converted Shares for its own account, for investment purposes only and not with a view to the distribution (as such term is used in Section 2(a)(11) of the Securities Act) thereof in violation of applicable securities laws, or with any present intention of selling or distributing any such shares in violation of applicable securities laws.

(d)   Each holder of Converted Shares has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of an investment in the REIT Shares to be issued in connection with the Mergers.

(e)   Each holder of Converted Shares (either directly or through the Agent) has been given the opportunity to examine all documents provided by, conduct due diligence and ask questions of, and to receive answers from, REIT and its representatives concerning the risks related to an investment in the REIT Shares.

(f)   Each holder of Converted Shares has been informed that the REIT Shares have not been registered under the Securities Act, or any applicable state securities laws, and, except as provided in Section 6.12, no holder of Converted Shares may sell, transfer or otherwise dispose of such REIT Shares for value unless they are subsequently registered under the Securities Act or an exemption from such registration is available.   Each holder of Converted Shares further acknowledges that it is entitled to only those registration rights set forth in the Registration Rights Agreement.

SECTION 4.18   *Title to Assets; Real Property and Related Matters.*

(a)   Set forth on Schedule 4.18(a) is a complete list of the material tangible assets currently owned, leased or licensed by each Service Provider. The Service Providers have good, valid and marketable title to, or a valid and enforceable license or leasehold interest in, (a) all of their properties and assets (tangible and intangible) reflected in the Service Provider Financial Statements and (when delivered) the Supplemental Financial Statements, except as indicated in the notes thereto and except for properties and assets disposed of in the ordinary course of business, and (b) all of the properties and assets purchased by a Service Provider since

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the date of such financial statements, except for properties and assets disposed of in the ordinary course of business, in each case subject to no Lien, other than Permitted Liens.

(b)   Schedule 4.18(b) lists each Contract, lease or agreement to which any Service Provider is a party under which it is a lessee of any material personal property (the "Personal Property Leases").

(c)   Schedule 4.18(c) lists all real property leases to which any Service Provider is a party (the "Leased Real Property"). No Service Provider owns any real property. The Leased Real Property, together with any and all easements appurtenant to such real property granted to any Service Provider thereunder, if any, include all of the real property used or held for use in connection with the business of such Service Provider as now conducted. Each Service Provider holds the leasehold interests in the Leased Real Property listed as held by it free and clear of all Liens other than Permitted Liens.

(d)   With respect to the Leased Real Property:

(i)   Except for those rights of use or occupancy specifically identified on Schedule 4.18(d), there are no Contracts granting to any party or parties the right of use or occupancy of any portion of the Leased Real Property.

(ii)   No Service Provider has any outstanding options or rights of first refusal to purchase any Leased Real Property or any portion thereof or interest therein.

(iii)   To the Knowledge of the Service Providers, there are no pending or contemplated proceedings to modify or amend any building code or zoning or land use Laws or regulations which would reasonably be expected to have a material and adverse effect with respect to the present use of the Leased Real Property by any Service Provider.

(iv)   To the Knowledge of the Service Providers, there are no pending audits or disputes with respect to the Leased Real Property related to common area management, Taxes or any other fees or charges.

(v)   The improvements to, or which constitute a portion of, the Leased Real Property are in good condition and repair in all material respects, ordinary wear and tear excepted. To the Knowledge of the Service Providers, all building systems located on or which constitute a portion of the Leased Real Property are in good operating condition in all material respects.

SECTION 4.19   *Corporate Documents.*

Each of IREIC and the Manager Shareholders has furnished (or has caused to be furnished by each Service Provider) or made available to REIT for its examination: (i) copies of each Service Provider's certificate or articles of incorporation and bylaws (as applicable) or other organizational documents; (ii) minute books containing all records of the proceedings, consents, actions, and meetings of the stockholders, the board of directors and any committees thereof for each Service Provider; and (iii) the transfer or other record books of each Service Provider setting forth all transfers of any Equity Interest in such Service Provider. The books and records of the Service Providers are complete and accurate in all material respects, and the signatures appearing on all documents contained therein are the true signatures of the persons purporting to have signed the same.

SECTION 4.20   *Contracts.*

(a)   Schedule 4.20(a) contains, as of the date of this Agreement, a true and correct list of all written Contracts of the following types to which any Service Provider is a party or by which any of the assets of any Service Provider are bound or affected (collectively, the "Scheduled Contracts"):

(i)   any Contract to which both REIT and any Service Provider is a party including, but not limited to, the Advisory Agreement and the Management Agreements and any other Contracts, agreements or arrangements between REIT and any Service Provider (the "REIT/Service Provider Agreements"); *provided*, that the Service Providers shall not be required to list in the Service Provider Disclosure Schedule the separate management agreements with respect to particular properties owned by REIT or its Affiliates, even though such separate management agreements shall constitute Scheduled Contracts and REIT/Service Provider Agreements;

(ii)   any note, mortgage, indenture or other obligation or agreement or other instrument for or relating to indebtedness for borrowed money, or any capitalized lease obligations, or any guarantee of third-party obligations, of more than $100,000 individually, or under which a Lien has been imposed on any Service Provider's assets, tangible or intangible, other than Permitted Liens;

(iii)   joint venture or partnership agreements, any agreements or arrangements including a sharing of profit or loss, or any agreements or arrangements that are treated as partnerships for Tax purposes;

(iv)   Contracts by their terms expressly prohibiting, restricting or otherwise limiting the ability of any Service Provider to compete with any Person, engage in any business or operate in any geographical area;

(v)   other than this Agreement, stock purchase agreements, asset purchase agreements and other acquisition or divestiture agreements relating to the acquisition, lease or disposition by any Service Provider of material assets and properties or any Equity Interest of such Service Provider;

(vi)   any Contract entered into other than in the ordinary course of business involving aggregate payments reasonably expected to be in excess of $100,000 to be made by or to any Service Provider after the date of this Agreement;

(vii)   any Employment Agreement;

(viii)   any Contract that involves making capital expenditures in excess of $25,000;

CH\656877

(ix)   leases with respect to Leased Real Property or Personal Property Leases;

(x)   Licenses, Software license or telecommunication services agreements (excluding shrinkwrap, clickwrap and commercially available off-the-shelf Software licenses having a value or purchase price of less than $25,000; provided, that this clause shall cover any licenses acquired or used by any Service Provider pursuant to a volume purchase agreement, enterprise license agreement, or similar arrangement by which such Service Provider is permitted to acquire rights to use multiple licenses having aggregate value or purchase price in excess of $25,000; and

(xi)   Contracts between any Service Provider, on the one hand, and any of IREIC, any Manager Shareholder or any Affiliate thereof, on the other hand;

(b)   Each Service Provider has furnished or made available to REIT or its representatives true and complete copies of the Scheduled Contracts (or, where applicable, representative forms thereof), as in effect on the date of this Agreement. To the Knowledge of the Service Provider, there are no oral Contracts to which any Service Provider is a party or by which any of the assets of any Service Provider are bound or affected that would be a "Scheduled Contract" if in written form.

(c)   Except as set forth on Schedule 4.20(c), each Scheduled Contract and all Contracts entered into by any Service Provider since the date hereof which, but for the date on which such Contract was entered into, would otherwise be a Scheduled Contract (the "New Material Contracts") is in full force and effect and is a legal, valid, binding and enforceable obligation of the Service Provider that is a party thereto and, to the Knowledge of the Service Providers, each other party thereto, subject in each case to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally and to general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law). No Service Provider or, to the Knowledge of the Service Providers, any other party to such Scheduled Contract or New Material Contract, is in breach of or in default under, and, to the Knowledge of the Services Providers, no event has occurred which with notice or lapse of time, or both, would become a breach of or a default under, such Scheduled Contract or New Material Contract or permit the termination, modification or acceleration of any obligations under any Scheduled Contract or New Material Contract. No party has repudiated any terms of any Scheduled Contract or New Material Contract, and there are no negotiations of, rights to renegotiate or, to the Knowledge of the Service Providers, attempts to renegotiate any amounts paid or payable by or to any Service Provider under any Scheduled Contract or New Material Contract, and no party has made any demand for such renegotiation. Except as set forth on Schedule 4.20(c), no Scheduled Contract contains any provision providing that the other party may terminate such Scheduled Contract as a result of the consummation of the transactions contemplated by this Agreement.

SECTION 4.21   *Projections.*

The projections prepared by the Service Providers and furnished to REIT and attached hereto as Schedule 4.21 have been prepared in good faith and with all reasonably available information regarding the current operations of REIT and the Service Providers and the

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operations of REIT and the Service Providers as proposed to be conducted. However, no representation or warranty is made by any Service Provider that the results set forth in such projections or the assumptions underlying such projections will in fact be realized.


ARTICLE V.
CONDUCT OF BUSINESS PENDING THE EFFECTIVE TIME


SECTION 5.1   *Conduct of Business of Each Service Provider.*

After the date hereof and prior to the Closing or earlier termination of this Agreement, except as REIT (with the prior authorization of the REIT Special Committee) shall otherwise agree in writing or as otherwise specifically contemplated by this Agreement, each Service Provider will, and IREIC shall cause the Advisor and the Manager Shareholders shall cause each Manager to:

(a)   conduct the businesses conducted by it in the ordinary and usual course of business and, as to the Advisor, consistent with the requirements of the Advisory Agreement, and as to each Manager, consistent with the requirements of the applicable Management Agreement;

(b)   except as set forth on Schedule 5.1(b), not issue, sell, pledge or dispose of, or agree to issue, sell, pledge or dispose of, any additional shares of, or any options, warrants or rights of any kind to acquire any shares of the capital stock or other Equity Interests of a Service Provider of any class or any debt or equity securities convertible into or exchangeable for such stock, or amend or modify the terms or conditions of any of the foregoing;

(c)   not (i) incur or become contingently liable for any indebtedness for borrowed money, (ii) take any action which would adversely affect REIT's status as a "real estate investment trust" under the Code, (iii) sell or otherwise dispose of any of its assets except in the ordinary and usual course of business and consistent with past practice or (iv) enter into any Contract or violate any existing Contract with respect to any of the foregoing;

(d)   use commercially reasonable efforts to preserve intact its business, organization and goodwill, keep available the services of the persons set forth on Schedule 5.1(d) and preserve the goodwill and business relationships with all lessees, suppliers, distributors, customers and others having business relationships with it and not engage in any action, directly or indirectly, with the intent to adversely impact the transactions contemplated by this Agreement;

(e)   confer with one or more representatives of REIT designated by the REIT Special Committee when requested to report on material operational matters and the status of ongoing operations of its business;

(f)   maintain, in full force and effect, with all premiums due thereon paid, policies of insurance covering its respective insurable assets and business in amounts and as to risks substantially as in effect as of the date hereof;

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(g)　　　　not declare, set aside or pay any non-cash dividends or other non-cash distributions (whether payable in stock, property or any combination thereof) or purchase, redeem or otherwise acquire any shares of its Equity Interests other than for cash; provided, that the Advisor shall be permitted to distribute 20,000 REIT Shares to IREIC on or prior to the Effective Date;

(h)　　　　not acquire or agree to acquire by merging or consolidating, or by purchasing a material portion of Equity Interests or assets of, or by any other manner, any business or any corporation, partnership, joint venture, association, or other business organization or division thereof;

(i)　　　　not (i) acquire or agree to acquire any assets that are material, individually or in the aggregate, to any of the Service Providers, or make or agree to make any capital expenditures except in the ordinary course of business consistent with past practice or (ii) incur or assume any Lien on any individual capital asset outside of the ordinary course of business;

(j)　　　　except as set forth in Schedule 5.1(j) or with REIT's prior written consent (not to be unreasonably withheld), not adopt or amend in any material respect, or terminate, any Employee Benefit Plan or Employee Arrangement or increase the salary, wage, rate of compensation, commission, bonus or other direct or indirect remuneration payable to any employee, other than increases for individuals in the ordinary course of business consistent with past practice not to exceed 4% of such Service Provider's aggregate payroll costs as of December 31, 2003 or increase the compensation or fringe benefits payable by any Service Provider to any former director or employee other than as required by law or existing contractual obligations;

(k)　　　　not (i) adopt a plan of complete or partial liquidation; (ii) adopt any amendment to its Articles of Incorporation or Certificate of Incorporation, as applicable, or bylaws; (iii) enter into any Contract involving more than $100,000 annually or which is not terminable without penalty on less than six months notice, except for agreements entered into with prior written consent of REIT; (iv) except as contemplated by this Agreement, make any change in its management structure, including, without limitation, the hiring of additional management employees, (v) waive, release, grant, or transfer any rights of material value or modify or change in any material respect any existing license, lease, Contract or other documents, other than as contemplated by this Agreement or in the ordinary course of business consistent with past practice; (vi) engage in any conduct the nature of which is materially different than the business in which it is currently engaged; or (vii) enter into any agreement providing for acceleration of payment or performance or other consequences as a result of a change of control of it;

(l)　　　　not make any change in accounting policies or procedures, except as required by GAAP or a Governmental Authority;

(m)　　　　not (i) make any new material elections with respect to Taxes or change current material elections with respect to Taxes, (ii) settle any Tax audit or dispute with respect to Taxes of any Service Provider with any taxing or Governmental Authority or (iii) take

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any action that would prevent the Mergers from qualifying as reorganizations with the meaning of Section 368(a) of the Code;

(n)   not acquire any stock, loan or other debt or equity securities of or make any advances to another issuer (including an Affiliate of the Service Provider) except for advances to REIT under the Advisory Agreement or Management Agreements; and

(o)   not agree or commit to do any of the prohibited actions in the foregoing in clauses (b), (c), or (h)-(n).

Notwithstanding the foregoing, at or prior to the Closing, each Manager shall be permitted to assign or distribute all of its rights to, and obligations under, those certain Call Rights Agreements entered into with any person other than the Service Employees.

SECTION 5.2   *Conduct of Business of REIT.*

After the date hereof and prior to the Closing or earlier termination of this Agreement, except as the Agent shall agree in writing or as otherwise specifically contemplated by this Agreement, REIT shall:

(a)   conduct its business in the ordinary and usual course, consistent with past practice;

(b)   not take any action that would adversely affect its status as a "real estate investment trust" under the Code;

(c)   operate in material compliance with the terms and conditions of the Advisory Agreement and the Management Agreements; and

(d)   not reclassify, combine, split or subdivide any of its capital stock or alter any shareholder rights with respect thereto, or issue or authorize the issuance of any shares of its capital stock for any value less than $10.00 per share, except pursuant to the REIT's distribution reinvestment plan.

ARTICLE VI.
ADDITIONAL AGREEMENTS

SECTION 6.1   *Access to Information; Notice of Certain Events.*

Each Service Provider shall, and IREIC shall cause the Advisor and the Manager Shareholders shall cause each Manager to, provide REIT and REIT's accountants, counsel, financial advisors and other representatives (including counsel and financial and other advisors to the REIT Special Committee) reasonable access, during normal business hours throughout the period prior to the Closing or earlier termination of this Agreement, to all properties, personnel, books, Contracts, commitments and records (including, but not limited to Tax Returns other than Inland Group Combined Returns; provided, that Inland Group shall provide all Tax information that will be relevant to REIT in preparing the Advisor's Tax Returns after the Closing Date (including tax basis schedules)), of such Service Provider, and shall furnish promptly to REIT (a)

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a copy of each report, schedule and other document filed or received pursuant to the requirements of federal or state securities laws or filed with the Commission in connection with the transactions contemplated by this Agreement, and (b) such other information concerning their respective businesses, properties and personnel which are the subject of this Agreement as shall be reasonably requested, provided that no investigation pursuant to this Section 6.1 shall affect any representation or warranty made herein, or rights to indemnification hereunder, or the conditions to the obligations of the respective parties hereto to consummate the transactions contemplated hereby or thereby. At or prior to the Closing, each Service Provider shall, or shall cause to be, physically transferred to REIT's office all files, books, Contracts, commitments and records (including, but not limited to copies of Tax Returns, but excluding any federal forms K-1's or equivalent state forms from such Tax Returns and the Inland Group Combined Returns; provided, that Inland Group shall provide all Tax information that will be relevant to REIT in preparing the Advisor's Tax Returns after the Closing Date (including tax basis schedules)), of such Service Provider; provided, that following such transfer IREIC and the Agent shall continue to have reasonable access to such files, books, Contracts, commitments and records. IREIC, the Manager Shareholders, and each Service Provider shall, and IREIC shall cause the Advisor and the Manager Shareholders shall cause each Manager to, promptly advise REIT and the REIT Special Committee in writing of any change or the occurrence of any event after the date of this Agreement that, individually or in the aggregate, (i) has had or would reasonably be expected to have a Material Adverse Effect or (ii) has resulted in any of the representations and warranties in Article IV of this Agreement becoming untrue, false or misleading, or in any of the conditions to the Mergers set forth in Article VII not being satisfied, provided that no such notification shall be deemed to amend or modify the representations and warranties made herein for any purpose under this Agreement. REIT shall promptly advise IREIC and the Agent in writing of any change or the occurrence of any event after the date of this Agreement that, individually or in the aggregate, (i) has had or would reasonably be expected to have a REIT Material Adverse Effect or (ii) has resulted in any of the representations and warranties in Article III of this Agreement becoming untrue, false or misleading, or in any of the conditions to the Mergers set forth in Article VII not being satisfied, provided that no such notification shall be deemed to amend or modify the representations and warranties made herein for any purpose under this Agreement. In furtherance and not in limitation of the foregoing, IREIC and the Manager Shareholders shall promptly deliver to the REIT (a) notice of all Actions filed against any Service Provider; and (b) all notices or other written communications delivered to, or received from, any party under any Contracts, Licenses or any Governmental Authority, that, in any of the foregoing instances, would, or is reasonably likely to (i) have an adverse effect on any Service Provider's ability to consummate the transactions contemplated by this Agreement, perform its obligations under this Agreement or satisfy the conditions precedent applicable to it and contained in this Agreement, (ii) have an adverse effect on the ownership of the Equity Interests in any Service Provider, or (iii) have a Material Adverse Effect on the Service Providers.

SECTION 6.2   *Stockholder Approvals.*

(a)   *On the Part of REIT*. At a meeting of REIT stockholders called for such purpose and for which notice has properly been given (the "REIT Stockholders' Meeting"), REIT shall seek, and use its best efforts to obtain, the ratification of the REIT Board of Directors' decision to enter into this Agreement and the Mergers by the holders of a majority of the votes cast at the REIT Stockholders' Meeting (if a quorum is present at such meeting) by

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REIT's shareholders other than Inland Group, IREIC, each Manager Shareholder or any of their Affiliates (the "REIT Stockholders' Ratification"). REIT will use its best efforts to hold the REIT Stockholders' Meeting as promptly as practicable. REIT will use its best efforts to ensure that all proxies solicited in connection with the REIT Stockholders' Meeting are solicited in compliance with all applicable Laws. REIT shall include in the Proxy Statement the recommendation of its Board of Directors and the members of the REIT Special Committee that the shareholders vote to ratify entry into this Agreement and the contemplated Mergers. REIT, as sole stockholder of each Acquisition Company, shall prepare, execute and deliver a written consent to adopt this Agreement within one (1) Business Day after the date hereof.

(b)   *On the Part of the Service Providers.* Each Manager and the Manager Shareholders shall seek, and each shall use its reasonable best efforts to obtain, the approval of the Mergers by the holders of the requisite number of issued and outstanding shares of each Manager, pursuant to such Manager's Articles of Incorporation or Certificate of Incorporation, as applicable, and bylaws (the "Manager Stockholders' Approval") as promptly as practicable. IREIC, as sole stockholder of the Advisor, shall prepare, execute and deliver a written consent to adopt this Agreement within one (1) Business Day after the date hereof.

SECTION 6.3   *Expenses.*

Whether or not the transactions contemplated by this Agreement and the Ancillary Agreements are consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby and thereby shall be paid by the party incurring such expenses and, for the avoidance of doubt, the reasonable costs and expenses of the REIT Special Committee, including reasonable fees and expenses of its counsel and financial advisors, and all fees and expenses in connection with filing, printing and distributing the Proxy Statement and proxy solicitations, shall be paid by REIT.

SECTION 6.4   *Proxy Statement; Disclosure/Solicitation Statement.*

(a)   As promptly as practicable after the execution of this Agreement, REIT shall prepare and file with the Commission the Proxy Statement. REIT shall prepare and file with the Commission any filings other than the Proxy Statement (the "Other Filings") required to be made by REIT, as and when required or requested by the Commission. REIT and the Service Providers will use all reasonable efforts to respond as promptly as practicable to any comments made by the Commission with respect to the Proxy Statement and any Other Filings. Each Service Provider shall furnish all information concerning it (including financial statements) and the holders of its Equity Interests as required by applicable Law or as REIT may reasonably request in connection with the preparation of the Proxy Statement and any Other Filings required to be made by REIT.

(b)   REIT and the Service Providers shall prepare a disclosure/solicitation statement relating to the solicitation of the Manager Stockholders' Approval and the offer for sale of the REIT Shares in connection with the Mergers (together with any amendments thereof or supplements thereto, the "Disclosure/Solicitation Statement") for distribution to the holders of Converted Shares. Each Service Provider shall furnish all information concerning it (including

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financial statements) as required by applicable Law or as REIT may reasonably request in connection with the preparation of the Disclosure/Solicitation Statement.

(c)   If at any time prior to the Closing, any event or circumstance relating to any Service Provider, or its respective officers or directors, should be discovered by IREIC, any Manager Shareholder or any Service Provider which is not disclosed in the Proxy Statement, any Other Filing or the Disclosure/Solicitation Statement, IREIC, such Manager Shareholder or such Service Provider, as the case may be, shall promptly inform REIT, together with specific details of such event or circumstance. All documents that the Service Providers are responsible for filing with the Commission in connection with the transactions contemplated herein will comply as to form and substance in all material respects with the applicable requirements of the Exchange Act and other applicable Law.

(d)   At or prior to the Effective Time, REIT shall (i) increase the size of its board of directors to eight (8) members and (ii) amend its bylaws to provide that the size of REIT's board of directors shall not be changed without the prior approval of at least eighty (80%) of the total number of directors then in office.

SECTION 6.5   *Agreement to Cooperate.*

Subject to the terms and conditions herein provided, each of the parties hereto shall cooperate and use its respective commercially reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable to consummate the Mergers as soon as practicable following the date of this Agreement, including using commercially reasonable efforts to identify and obtain necessary or appropriate waivers, consents and approvals and to effect all necessary registrations, filings and submissions (including the Required Statutory Approvals, Required Consents, Proxy Statement and Other Filings). In furtherance and not in limitation of the foregoing, REIT agrees to engage at REIT's sole cost and expense a proxy solicitor to assist REIT in soliciting proxies in support of the REIT Stockholders' Ratification.

SECTION 6.6   *Public Statements.*

The parties hereto shall consult with each other prior to issuing any press release or making any other public statement with respect to this Agreement or the transactions contemplated hereby and shall not issue any such press release or public statement prior to review and approval by REIT, IREIC and the Agent, except that prior review and approval shall not be required if, in the reasonable judgment of counsel to the party seeking to issue such press release or make such public statement, prior review and approval would prevent the timely dissemination of such release or statement in violation of applicable Law. Required approvals under this Section 6.6 shall not be unreasonably withheld or delayed.

SECTION 6.7   *Confidentiality.*

(a)   As used herein, "Confidential Material" means, with respect to the parties hereto, information, whether oral, written or otherwise, furnished by a party hereto (the "Providing Party") or the Providing Party's directors, officers, partners, Affiliates, employees, agents, attorneys, advisors, accountants, consultants or representatives (collectively,

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"Representatives") to another party hereto (the "Receiving Party") or the Receiving Party's Representatives, and all reports, analyses, compilations, studies and other material prepared by the Receiving Party or its Representatives (in whatever form maintained whether documentary, computer storage or otherwise) containing, reflecting or based upon, in whole or in part, any such information. The term "Confidential Material" shall include any information made available or otherwise known to the Receiving Party in connection with or pursuant to services provided under the REIT/Service Provider Agreements. The term "Confidential Material" does not include information which (i) is or becomes generally available to the public other than as a result of a disclosure by the Receiving Party, its Representatives or anyone to whom the Receiving Party or any of its Representatives transmit any Confidential Material in violation of this Agreement, (ii) is or becomes known or available to the Receiving Party on a non-confidential basis from a source (other than the Providing Party or one of its Representatives) who is not, to the actual knowledge of the Receiving Party after reasonable inquiry, prohibited from transmitting information to the Receiving Party or its Representatives by a contractual, legal, fiduciary or other obligation, or (iii) is contained in the REIT SEC Filings.

(b)   Subject to paragraph (c) below or except as required by applicable Laws, for the period ending three (3) years after the Closing Date, the Confidential Material will be kept confidential and will not, without the prior written consent of the Providing Party, be disclosed by the Receiving Party or its Representatives, in whole or in part, and will not be used by the Receiving Party or its Representatives, directly or indirectly, for any purpose other than in connection with (i) this Agreement and the transactions contemplated hereby or evaluating, negotiating or advising with respect to such matters, or (ii) in connection with services provided pursuant to the Ancillary Agreements. Moreover, the Receiving Party agrees to transmit Confidential Material to its Representatives only if and to the extent that such Representatives need to know the Confidential Material for purposes of such transactions and are informed by the Receiving Party of the confidential nature of the Confidential Material and of the terms of this Section 6.7. In any event, the Receiving Party will be responsible for any actions by its Representatives which are not in accordance with the provisions hereof. Notwithstanding the foregoing, from and after the Closing Date, REIT shall only be subject to this Section 6.7 with respect to Confidential Material of or pertaining to Inland Group, IREIC and the Manager Shareholders and their respective Affiliates, but excluding for these purposes from the definition of Affiliate, the Service Providers.

(c)   In the event that the Receiving Party, any of its Representatives or anyone to whom the Receiving Party or its Representatives supply the Confidential Material is requested (by oral questions, interrogatories, requests for information or documents, subpoena, civil or criminal investigative demand, any informal or formal investigation by any Governmental Authority or otherwise in connection with any legal process) to disclose any Confidential Material, the Receiving Party agrees (i) to promptly notify the Providing Party of the existence, terms and circumstances surrounding such a request, (ii) to consult with the Providing Party on the advisability of taking legal available steps to resist or narrow such request and (iii) if disclosure of such information is required, to furnish only that portion of the Confidential Material which, in the opinion of the Receiving Party's counsel, the Receiving Party is legally compelled to disclose and to cooperate with any action by the Providing Party to obtain an appropriate protective order or other reliable assurance that confidential treatment will be accorded the Confidential Material (it being agreed that the Providing Party shall reimburse

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the Receiving Party for all reasonable out-of-pocket expenses incurred by the Receiving Party in connection with such cooperation).

(d)   In the event of the termination of this Agreement in accordance with its terms, promptly upon request from the Providing Party, the Receiving Party shall, except to the extent prohibited by applicable Law, redeliver to the Providing Party or destroy all tangible Confidential Material, as directed by the Providing Party, and will not retain any copies, extracts or other reproductions thereof in whole or in part. Any such destruction shall be certified in writing to the Providing Party by an authorized officer of the Receiving Party supervising the same. Notwithstanding the foregoing, the Receiving Party and one Representative designated by the Receiving Party shall be permitted to retain one permanent file copy of each document constituting Confidential Material to be used only in connection with litigation arising from the transactions contemplated by this Agreement.

SECTION 6.8   *Employee Matters.*

(a)   Schedule 6.8(a) sets forth those individuals who are currently employees of the Service Providers and who are intended to become employees of REIT (the "Service Employees"). Prior to the Closing, each Service Provider will take appropriate actions with respect to each of its employees that is not a Service Employee to (i) transfer such employee to an entity other than a Service Provider or REIT or (ii) terminate such employee's employment. If a Service Provider terminates any employee's employment prior to the Closing, then such Service Provider shall be solely responsible for any and all severance costs and expenses related to such termination.

(b)   After the Closing, REIT will, or will cause the Surviving Corporations to, (i) give the Service Employees full credit for such Service Employees' service with the Service Providers for purposes of eligibility and vesting under any employee benefit plans established or maintained by the REIT or any Affiliate (but excluding for these purposes, any plan established or maintained by The Inland Group, IREIC or their affiliates) thereof in which such Service Employees are eligible to participate and (ii) waive all limitations as to pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to Service Employees under any Welfare Plan that such Service Employees may be eligible to participate in after the Closing, other than limitations or waiting periods that are already in effect with respect to such Service Employees and that have not been satisfied as of the Closing under any Welfare Plan in which the Service Employees are eligible to participate immediately prior to the Closing.

SECTION 6.9   *[Reserved.]*

SECTION 6.10   *Tax Matters.*

The following provisions shall govern the allocation of responsibility as between IREIC, the Agent and REIT for certain Tax matters:

(a)   The parties agree that they will report, and will cause REIT, the Service Providers and the Surviving Corporations to report, the Mergers on all Tax Returns and Inland Group Combined Returns and other filings as tax-free reorganizations under Section

46

368(a) of the Code. REIT will not, and will not allow the Surviving Corporations to, take any action inconsistent with the treatment of the Mergers as tax-free reorganizations under Section 368(a) of the Code.

(b)   Any Tax sharing agreement or similar arrangement, agreement or practice between or among Inland Group and IREIC, on the one hand, and any Service Provider, on the other hand, or the Service Providers and any other Person will be terminated prior to the Effective Time and shall have no further effect for any taxable year. After the Effective Time, no party will have any rights or obligations under any such Tax sharing agreement or similar arrangement, agreement or practice.

(c)   The following provisions govern the Tax Return and Inland Group Combined Return filing responsibility of IREIC and the Agent with respect to Pre-Closing Tax Periods:

(i)   IREIC and the Agent and, as applicable, Inland Group will cause the timely filing of the U.S. federal income Tax Returns, any state income Tax Returns and all Inland Group Combined Returns (taking into account extensions thereto) for all Pre-Closing Tax Periods that do not include a Straddle Period, and Inland Group and the Manager Shareholders or other appropriate parties will pay or cause to be paid any Taxes with respect thereto as and when due. The parties agree that they will treat the Advisor as if it ceased to be a member of the affiliated group (within the meaning of Code Section 1504) with Inland Group as parent and any comparable or similar group of state, local or foreign laws or regulations, as of the close of business on the Closing Date. In addition, the parties agree that they will treat the Managers as if they ceased to be S Corporations for federal and state income tax purposes as of the close of business on the Closing Date. IREIC and the Agent shall prepare and timely file or shall cause to be prepared and timely filed all other Tax Returns of the Service Providers due after the Closing Date for Pre-Closing Tax Periods that do not include a Straddle Period.

(ii)   Except for any Inland Group Combined Returns, IREIC and the Agent will allow REIT a reasonable opportunity to review and comment upon such Tax Returns (including any amended return) prior to their being filed to the extent that they relate to any Service Provider. With respect to Inland Group Combined Returns, IREIC will provide Tax information that will be relevant to the REIT in preparing the Advisors' Tax Returns (including, for example, Tax basis information). Without the consent of REIT (as authorized by the REIT Special Committee), IREIC and the Agent will take no position on such returns that relate to any Service Provider that would be inconsistent with prior positions taken by any Service Providers. If IREIC and the Agent have a choice between positions that are consistent with past practices, IREIC and the Agent shall act in a manner that does not distort taxable income (e.g., by deferring income or accelerating deductions).

(d)   REIT shall prepare or cause to be prepared and file or cause to be filed all Tax Returns of the Service Providers that relate to Post-Closing Tax Periods and Straddle Periods. All Tax Returns prepared pursuant to this Section 6.10(d) that relate to Straddle Periods shall be prepared on a basis consistent with the past practices of the Service Providers and, if REIT has a choice between positions that are consistent with past practices, REIT shall act in a manner that does not distort taxable income. REIT shall permit IREIC and the Agent or their advisors, as the case may be, to review and comment on each such Tax Return that includes a Pre-Closing Tax Period prior to filing. IREIC or the Manager Shareholders, as applicable, shall pay REIT the excess of (i) any such Taxes for a Pre-Closing Tax Period (as may be evidenced by any Tax Return prepared by REIT in accordance with this Section 6.10(d)) over (ii) (A) the amount of such Taxes with respect to the Service Providers paid by IREIC or the Manager Shareholders, as applicable, (other than the Service Providers) plus (B) the amount of such Taxes otherwise paid by the Service Providers on or prior to the Closing Date plus (C) any taxes accrued or reserved for on the Service Providers' closing balance sheets and which are specifically included in the calculation of Net Working Capital (collectively, the "Paid Taxes"). IREIC or the Manager Shareholders, as applicable, shall pay such excess to REIT within twenty (20) days after written demand thereof is made by REIT (but in any case not earlier than five (5) days before the date on which the Taxes for the relevant Tax Period are required to be paid to the relevant taxing or other Governmental Authority). If the amount of any Paid Taxes exceeds the amount of such Taxes for a Pre-Closing Tax Period, REIT shall pay to IREIC or the Manager Shareholders, as applicable, the amount of such excess within twenty (20) days after the Tax Return with respect to the final liability for such Taxes is required to be filed with the relevant Taxing authority. In the case of a Tax that is contested in accordance with the provisions of Section 6.10(f), payment of the Tax to the appropriate Governmental Authority shall not be considered to be due earlier than the date a final determination to such effect is made by the appropriate Governmental Authority or court.

(e)   For purposes of this Agreement, in the case of any Taxes that are imposed on a periodic basis over a Straddle Period, the portion of such Tax that relates to the Pre-Closing Tax Period shall be deemed to be the amount of such Tax for the entire Straddle Period multiplied by a fraction the numerator of which is the number of days in the Tax Period ending on the Closing Date and the denominator of which is the number of days in the entire Straddle Period. In the case of any Tax based upon income or receipts, the portion allocable to the Pre-Closing Tax Period shall include operations through the Closing Date (i.e., with respect to operations, based on an interim closing of the books on the Closing Date).

(f)   If a claim shall be made by any Governmental Authority or any third party with respect to Taxes, which, if successful, might result in an indemnity payment to an Indemnified Party pursuant to Section 9.5, the Indemnified Party or the Indemnifying Party, as the case may be, shall promptly and in any event no more than twenty (20) days following receipt of such claim, give written notice to the Indemnifying Party or the Indemnified Party, as the case may be, of such claim (a "Tax Claim"); provided, however, the failure of the Indemnified Party or the Indemnifying Party, as the case may be, to give such notices shall only relieve the such party from its indemnification obligations hereunder to the extent it is actually prejudiced by such failure. With respect to any Tax Claim relating to a Tax Period ending on or prior to the Closing Date, IREIC or Agent shall control all proceedings and may make all decisions taken in connection with such Tax Claim (including selection of counsel) at its own expense only if IREIC or the Manager Shareholders, as applicable, acknowledges without qualification its indemnification obligations hereunder and reasonably demonstrates to REIT that it has the financial wherewithal to make any indemnification payment owed pursuant to Section 9.5. However, if the resolution of any portion of such Tax Claim would increase the Taxes of the REIT or of the Service Providers for a Tax Period after the Closing Date by more than $50,000, IREIC or the Agent shall give written notice to REIT. IREIC or the Agent, as

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applicable, and REIT shall jointly control all proceedings taken in connection with any Tax Claim relating to Taxes of the Service Providers for a Straddle Period. REIT shall control at its own expense all proceedings with respect to any Tax Claim relating to a Tax Period beginning after the Closing Date. Except as otherwise provided, a party shall promptly notify the other party if it decides not to control the defense or settlement of any Tax Claim which it is entitled to control pursuant to this Agreement, and the other party shall thereupon be permitted to defend and settle such proceeding without prejudice. No Tax Claim in which IREIC or the Agent, as applicable, is entitled to control or in which IREIC or the Agent, as applicable, and REIT are entitled to jointly control may be settled without the written consent of IREIC or the Agent, as applicable, and REIT, such consent not to be unreasonably withheld.

(g)	IREIC and the Agent, on the one hand, and REIT, on the other hand, shall cooperate fully, as and to the extent reasonably requested by the other, in connection with the filing of Tax Returns and Inland Group Combined Returns pursuant to this Section 6.10 and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include, without limitation, the furnishing or making available of records, books of account or other materials of the Service Providers necessary or helpful for the defense against assertions of any taxing or other Governmental Authority as to any Tax Returns and any Inland Group Combined Returns, other than providing the actual Inland Group Combined Returns, which include operations of the Service Providers for any period prior to and including the date of the Closing Date, at the sole cost and expense of IREIC or the Agent, as the case may be. REIT and IREIC and the Agent shall, at their own expense, maintain such Tax information or Tax records relating to the Service Providers as are regularly maintained by such party or as may be required by law to be maintained. Subject to the confidentiality requirements of Section 6.7, such Tax records or Tax information shall be made available upon written request to IREIC or the Agent, as the case may be, within ten (10) Business Days of such request. If the requesting party, in its reasonable judgment, shall determine that it is necessary that any such Tax records or Tax information be made available before ten (10) Business Days from such request, the other party shall use commercially reasonable efforts to make such Tax records or Tax information available (or cause such Tax records or Tax information to be made available) within such shorter period, but in no event upon less than two (2) Business Days' prior written notice from the requesting party. Subject to the confidentiality requirements of Section 6.7, the non-requesting party shall, upon request by the requesting party, promptly furnish the requesting party with a copy of such Tax records or Tax information.

(h)	Any income tax refunds that are received by REIT or the Service Providers, and any amounts credited against Taxes to which REIT or the Service Providers become entitled, that relate to Pre-Closing Tax Periods shall be for the account of the shareholders of the Service Providers, and REIT shall pay over to IREIC with respect to the Advisor and the Agent on behalf of any Managers any such refund or the amount of any such credit within fifteen (15) days after receipt of such refund or use of such credit. Notwithstanding the foregoing, any cash refunds less any associated costs from the carryback of losses of the Service Providers shall be for the account of REIT to the extent that such refunds are attributable to a Tax Period beginning after the Closing Date (or the portion of any Straddle Period that begins after the Closing Date).

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(i) IREIC and the Agent shall deliver to REIT at closing a certificate certifying that the transactions contemplated hereby are exempt from withholding under Section 1445 of the Code.

(j) Neither IREIC nor the Manager Shareholders will take any action that would jeopardize the Mergers from qualifying as a tax-free reorganization under Section 368 of the Code.

(k) Each Service Provider, IREIC and the Agent shall, promptly upon REIT's request, make available to the REIT all data and information in the possession of the Service Providers, IREIC or the Agent or any of its assets, which is determined to be necessary or helpful for diligence purposes or to monitor its compliance with real estate investment trust income and asset tests and other requirements relating to the status of the real estate investment trust as a real estate investment trust under the Code.

SECTION 6.11   *Intercompany Accounts and Arrangements.*

(a) Except as set forth on Schedule 6.11(a), as of the Closing, no intercompany receivables and payables (whether or not then due) shall exist between any Service Provider, on the one hand, and any of Inland Group, IREIC, the Manager Shareholders or any Affiliates of any of them, on the other hand, other than ordinary course compensation and expense reimbursement to employees, directors and officers of the Service Providers

(b) Except as set forth on Schedule 6.11(b), at Closing, each REIT/Service Provider Agreement will, without further action by any party thereto, terminate and be of no further force and effect, with no further liabilities on the part of any party thereto. All other agreements or arrangements between any Service Provider, on the one hand, and any of Inland Group, IREIC, the Manager Shareholders or any Affiliates of any of them, on the other hand, including any oral agreements or course of business practices or understandings, will terminate as of the Closing Date and be of no further force and effect, with no further liabilities on the part of any party thereto.

SECTION 6.12   *Restrictive Legends and Stop Transfer Orders.*

(a) Each certificate representing the REIT Shares shall bear the following legend, together with any other legends that may be required by state or federal securities law:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR UNDER THE SECURITIES LAWS OF ANY STATES. THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE ACT AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. THE ISSUER OF THESE SECURITIES MAY REQUIRE AN OPINION OF COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER TO THE EFFECT THAT ANY PROPOSED TRANSFER OR RESALE IS IN COMPLIANCE WITH THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS.

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(b)   *Stop Transfer Instructions*. In order to ensure compliance with the restrictions referred to herein, REIT may, subject to the terms of the Registration Rights Agreement, issue appropriate "stop-transfer" instructions to its transfer agent with respect to the REIT Shares delivered pursuant to this Agreement.

(c)   *Refusal to Transfer*. REIT will not be required: (i) to transfer on its books any REIT Shares that have been sold or otherwise transferred in violation of any of the provisions of this Agreement or applicable Law, or (ii) to treat as owner of such REIT Shares or to accord the right to vote or pay dividends to any purchaser or other transferee to whom such REIT Shares have been so transferred.

(d)   *Removal of Legend and Transfer Restrictions*. Any legend endorsed on a certificate pursuant to Section 6.12(a) and the stop transfer instructions with respect to such REIT Shares shall be removed and REIT shall cause such certificate to be cancelled and shall issue a certificate without such legend to the holder thereof (i) if such REIT Shares are registered under the Securities Act and if the proposed transfer thereof is consistent with the plan of distribution in the prospectus with respect to such registration or (ii) if such holder provides REIT with an opinion of counsel for such holder, reasonably satisfactory to legal counsel for REIT, to the effect that a sale, transfer or assignment of such REIT Shares is exempt from registration under the Securities Act.

SECTION 6.13   *[Reserved.]*

SECTION 6.14   *Post-Closing Access*.

In connection with any audit or similar proceeding involving IREIC, any Manager Shareholder or any of their respective Affiliates or other investigation of IREIC, any Manager Shareholder, any Service Provider or any of their respective Affiliates for any matter relating to any period prior to the Closing Date, REIT shall, upon request, permit IREIC and the Agent and their Representatives to have access to the books and records of the respective Surviving Company. REIT shall not dispose of such books and records during the six (6) year period beginning with the Closing Date or any longer period as mandated by applicable Law without consent of either IREIC, with respect to the Advisor Surviving Corporation, or Agent, with respect to each respective Manager Surviving Corporation, which consent shall not be unreasonably withheld. Following the expiration of such six year period, REIT may dispose of such books and records at any time upon giving sixty (60) days prior written notice to either IREIC or the applicable Manager Shareholder.

SECTION 6.15   *Non-Solicitation.*

(a)   In consideration of the benefits of this Agreement to Inland Group, IREIC and the Manager Shareholders and in order to induce REIT to enter into this Agreement, each of Inland Group, IREIC and each Manager Shareholder hereby covenants and agrees that, from and after the Closing Date and until the fifth (5th) anniversary of the Closing Date, it shall not, and shall cause its Affiliates not to, directly or indirectly, as an officer, director, employee, partner, stockholder, member, proprietor, consultant, joint venturer, investor or in any other capacity, hire or solicit to perform services (as an employee, consultant or otherwise) or take any

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actions which are intended to persuade any termination of association of any Service Employee (including employees of any respective Affiliates of the Service Providers performing services for or on behalf of any Service Provider) with any of REIT or the Surviving Corporations; provided, however, that (i) general solicitations of employment published in a journal, newspaper or other publication of general circulation or listed on any internet job site and not specifically directed towards such employees shall not be deemed to constitute solicitation for purposes of this Section 6.15; (ii) any hiring of any Service Employee or any other person employed by REIT by Inland Group, IREIC or any Manager Shareholder will not be prohibited where such hiring is not the result of a solicitation by the hiring party; and (iii) this covenant shall not apply to the persons listed on Schedule 6.15.

(b)   In consideration of the benefits of this Agreement to REIT and in order to induce Inland Group, IREIC and the Manager Shareholders to enter into this Agreement, REIT hereby covenants and agrees that, from and after the Closing Date and until the fifth (5th) anniversary of the Closing Date, it shall not, and shall cause its Affiliates not to, directly or indirectly, as an officer, director, employee, partner, stockholder, member, proprietor, consultant, joint venturer, investor or in any other capacity, hire or solicit to perform services (as an employee, consultant or otherwise) or take any actions which are intended to persuade any termination of association of any employee of Inland Group or IREIC (including employees of any respective Affiliates of Inland Group or IREIC performing services for or on behalf of any Service Provider) with any of Inland Group or IREIC; provided, however, that (i) general solicitations of employment published in a journal, newspaper or other publication of general circulation or listed on any internet job site and not specifically directed towards such employees shall not be deemed to constitute solicitation for purposes of this Section 6.15; (ii) any hiring of any employee of Inland Group or IREIC by REIT will not be prohibited where such hiring is not the result of a solicitation by the hiring party; and (iii) this covenant shall not apply to the persons listed on Schedule 6.15.

(c)   Each of Inland Group, IREIC and each Manager Shareholder specifically acknowledges and agrees that the time and activity restrictions set forth in Section 6.15(a) are reasonable and properly required for the protection of REIT and the businesses being acquired, and REIT specifically acknowledges and agrees that the time and activity restrictions set forth in Section 6.15(b) are reasonable and properly required for the protection of Inland Group and IREIC. However, each of Inland Group, IREIC, each Manager Shareholder and REIT further agrees that if any of the provisions of this Section 6.15 is found by any court of competent jurisdiction (or legally empowered agency) to be in violation of applicable Law or unenforceable for any reason whatsoever, then it is the intention of Inland Group, IREIC, each Manager Shareholder and REIT that such provision or provisions be deemed to be automatically amended to the extent necessary to comply with applicable Law and permit enforcement. If any of the provisions of this Section 6.15 shall be deemed by any court of competent jurisdiction (or legally empowered agency) to be wholly or partially invalid, such determination shall not affect the binding effect of the other provisions of this Section 6.15. REIT and Inland Group, IREIC and each Manager Shareholder agree that a monetary remedy for breach under this Section 6.15 shall be inadequate, and will be impracticable and extremely difficult to prove, and further agree (i) that a breach of Section 6.15(a) will cause REIT irreparable harm, and that, in addition to any other rights or remedies available to REIT, REIT is entitled to temporary and permanent injunctive relief without the necessity of proving actual damages, with a bond or other form of

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security not being required and specifically waived hereby and (ii) that a breach of Section 6.15(b) will cause Inland Group or IREIC, as applicable, irreparable harm, and that, in addition to any other rights or remedies available to Inland Group or IREIC, as applicable, Inland Group or IREIC, as applicable, is entitled to temporary and permanent injunctive relief without the necessity of proving actual damages, with a bond or other form of security not being required and specifically waived hereby.

SECTION 6.16   *Delivery of Financial Statements.*

(a)   For each fiscal quarter ending on or after June 30, 2004 and on or before the Closing Date, IREIC shall cause the Advisor and the Manager Shareholders shall cause the Managers, as applicable, to deliver to REIT, within fifty (50) days after the last day of such fiscal quarter(s), unaudited balance sheets for such Service Providers as at the last day of such fiscal quarter(s) and unaudited consolidated statements of income, changes in owners' equity and cash flows for such quarter(s) and the year-to-date period then ended (each, an "Unaudited Supplemental Financial Statement").

(b)   If necessary or required to permit REIT to comply with applicable Law in connection with obtaining the REIT Stockholders' Ratification or otherwise, and to the extent not previously provided by the Service Providers pursuant to this Agreement, IREIC shall cause the Advisor and the Manager Shareholders shall cause each Manager, as applicable, to deliver to REIT, at such Service Provider's expense, audited and unaudited balance sheets and audited statements of income, changes in owners' equity, and cash flows for the periods required by applicable Law (the "Required Supplemental Financial Statements"; and, together with the Unaudited Supplemental Financial Statements, the "Supplemental Financial Statements"), together with a report without qualification or exception with respect thereto.

ARTICLE VII.
CONDITIONS

SECTION 7.1   *Conditions to Each Party's Obligations.*

The respective obligations of each party to effect the Mergers and the other transactions contemplated hereby shall be subject to the fulfillment or waiver, at or prior to the Closing, of the following conditions:

(a)   No order, statute, rule, regulation, injunction or decree shall have been enacted, entered or promulgated by any court of competent jurisdiction or Governmental Authority that is in effect and restrains, enjoins or otherwise prohibits or makes illegal the consummation of the Mergers or any of the other material transactions contemplated hereby;

(b)   No Action by any Governmental Authority shall have been initiated or threatened to restrain, prohibit or invalidate any of the Mergers;

(c)   All Required Statutory Approvals shall have been obtained;

SECTION 7.2   *Conditions to Obligations of REIT and the Acquisition Companies.*

The obligations of REIT and the Acquisition Companies to effect the Mergers and the other transactions contemplated hereby shall be subject to the satisfaction or waiver by REIT (as authorized by the REIT Special Committee in its sole and absolute discretion), at or prior to the Closing, of the following additional conditions:

(a)   The representations and warranties of IREIC, each Manager Shareholder and each Service Provider contained in this Agreement shall be true and correct in all material respects (except for such representations and warranties as are qualified by materiality or Material Adverse Effect, which representations and warranties shall be true and correct in all respects) as of the date of this Agreement and as of the Closing Date (other than such representations and warranties that are expressly made as of an earlier date which need only be true and correct in all material respects or true and correct, as the case may be, as of such earlier date), provided that this condition shall not be deemed to be unsatisfied if such representation or warranty under this Agreement becomes incorrect as a result, in whole or in part, of a material breach by REIT of any REIT/Service Provider Agreement;

(b)   Each of IREIC, each Manager Shareholder and each Service Provider shall have performed and complied with, in all material respects, all agreements and covenants required to be performed and complied with by it under this Agreement at or prior to Closing, provided that this condition shall not be deemed to be unsatisfied if such failure to perform or comply with any covenant or agreement under this Agreement is caused, in whole or in part, by a material breach by REIT of any REIT/Service Provider Agreement;

(c)   REIT shall have received from each of IREIC, each Manager Shareholder and each Service Provider a certificate signed by such Person or an officer of such Person in his capacity as such, certifying as to such Person, that the conditions set forth in paragraphs (a) and (b) of this Section 7.2 have been satisfied;

(d)   REIT shall have obtained the REIT Stockholders' Ratification and holders of not more than five percent (5%) of the issued and outstanding shares of Southern, Mid-Atlantic and Southeast on an aggregate basis shall have properly demanded appraisal under any appraisal or other "dissenters' rights" statute applicable to the Mergers or the other transactions contemplated hereby;

(e)   REIT shall have received an opinion of Mesirow Financial, Inc. (in form reasonably acceptable to the REIT Special Committee) that, as of the date of this Agreement and the date of the Proxy Statement, the consideration to be paid by REIT for the Service Providers pursuant to this Agreement is fair, from a financial point of view, to the stockholders of REIT (other than Inland Group), and such opinion shall not have been withdrawn or revoked;

(f)   Inland Group and its Affiliates, as applicable, shall have executed and delivered the Assignment and Assumption of Lease and the Assignment and Assumption of Sublease, substantially in the forms attached as **Exhibits C-1 and C-2** hereto, respectively (the "Lease Assignment and Assumption Agreements");

(g)   Inland Group and its Affiliates, as applicable, shall have executed and delivered the Trademark License Agreement and the Software License Agreement, substantially in the forms attached as **Exhibits D-1 and D-2** hereto, respectively (the "License Agreements");

(h)   Inland Group and its Affiliates, as applicable, shall have executed and delivered the Services Agreements, each substantially in the forms attached as **Exhibits E-1 through E-8** hereto (the "Services Agreements");

(i)   Each of the Service Employees listed on Schedule 7.2(i) shall have executed and delivered an Employment Agreement with REIT, substantially in the form attached as **Exhibit F** hereto (the "Employment Agreements");

(j)   Each of the Persons listed on Schedule 7.2(j) shall have executed and delivered a Consulting Agreement with REIT, substantially in the form attached as **Exhibit G** hereto (the "Consulting Agreements");

(k)   Inland Group and its Affiliates, as applicable, shall have executed and delivered the Property Acquisition Agreement, substantially in the form attached as **Exhibit H** hereto (the "Property Acquisition Agreement");

(l)   REIT, each Service Provider and the Escrow Agent shall have executed and delivered an Escrow Agreement, substantially in the form attached as **Exhibit I** hereto (the "Escrow Agreement");

(m)   REIT shall have received certificates issued by the secretaries of state of the respective states of incorporation of IREIC and each Service Provider, certifying the good standing of such Persons in such states as of a date within ten (10) days of the Closing Date;

(n)   REIT shall have received certificates executed by the respective secretaries or by assistant secretaries of IREIC and each Service Provider, as applicable, certifying as of the Closing Date (i) all board and stockholder resolutions, as applicable, fully and properly executed, evidencing such Person's authorization to execute, deliver and perform this Agreement and the Ancillary Agreements to which it is a party, (ii) a true and complete copy of the Articles or the Certificate of Incorporation, as applicable, and bylaws of such Person, and (iii) incumbency matters with respect to such Person;

(o)   All Required Consents set forth on Schedule 4.3(c) shall have been obtained;

(p)   IREIC and the Agent shall deliver to REIT a certificate certifying that the transactions contemplated hereby are exempt from withholding under Section 1445 of the Code;

(q)   REIT shall have received an opinion of Duane Morris LLP (in form reasonably acceptable to the REIT Special Committee) that: (i) the Mergers will each qualify as a reorganization within the meaning of Section 368(a) of the Code, and (ii) the Mergers will not adversely affect the status of REIT as a "real estate investment trust" under the Code; and

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(r)   REIT shall have received an opinion of Shefsky & Froelich Ltd. regarding the Advisor substantially in the form attached as **Exhibit J** hereto.

(s)   REIT shall have received an opinion of Jenner & Block LLP regarding the Managers substantially in the form attached as **Exhibit K** hereto.

SECTION 7.3   *Conditions to Obligations of the Service Providers.*

The obligations of the Service Providers to effect the Mergers and the other transactions contemplated hereby shall be subject to the satisfaction or waiver by IREIC or Agent, as applicable (in their sole and absolute discretion), at or prior to the Closing of the following additional conditions:

(a)   The representations and warranties of REIT contained in this Agreement shall be true and correct in all material respects (except for such representations and warranties as are qualified by materiality or REIT Material Adverse Effect, which representations and warranties shall be true and correct in all respects) as of the date of this Agreement and as of the Closing Date (other than such representations and warranties that are expressly made as of an earlier date which need only be true and correct in all material respects or true and correct, as the case may be, as of such earlier date), provided that this condition shall not be deemed to be unsatisfied if such representation or warranty under this Agreement becomes incorrect as a result, in whole or in part, of a material breach of any REIT/Service Provider Agreement by Inland Group, IREIC, any Manager Shareholder or any Service Provider;

(b)   REIT shall have performed and complied with, in all material respects, all agreements and covenants contained in this Agreement required to be performed by it at or prior to the Closing, provided that this condition shall not be deemed to be unsatisfied if such failure to perform or comply with any covenant or agreement under this Agreement is caused, in whole or in part, by a material breach of any REIT/Service Provider Agreement by Inland Group, IREIC, any Manager Shareholder or any Service Provider;

(c)   Each Service Provider shall have received from REIT a certificate signed by an officer of REIT in his capacity as such certifying that the conditions set forth in paragraphs (a) and (b) of this Section 7.3 have been satisfied;

(d)   REIT shall have executed and delivered the Registration Rights Agreement, substantially in the form attached as **Exhibit L** hereto (the "Registration Rights Agreement");

(e)   REIT shall have executed and delivered Indemnification Agreements, substantially in the form attached as **Exhibit M** hereto (the "Indemnification Agreements") with the directors and officers of each Service Provider set forth in Schedule 7.3(e) hereto;

(f)   The Service Providers shall have received certificates issued by the secretaries of state of the respective states of incorporation of REIT and each Acquisition Company, certifying the good standing of such Persons in such states as of a date within ten (10) days of the Closing Date;

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(g)   The Service Providers shall have received certificates executed by the respective secretaries or by assistant secretaries of REIT and each Acquisition Company, as applicable, certifying as of the Closing Date (a) all board and stockholder resolutions, as applicable, fully and properly executed, evidencing such Person's authorization to execute, deliver and perform this Agreement and the Ancillary Agreements to which it is a party, (b) a true and complete copy of the Articles or Certificate of Incorporation, as applicable, and bylaws of such Person, and (c) incumbency matters with respect to such Person;

(h)   Each Manager shall have obtained the Manager Stockholders' Approval;

(i)   The Service Providers shall have received an opinion of Duane Morris LLP regarding REIT (substantially in the form attached as **Exhibit N** hereto); and

(j)   All REIT Required Consents set forth in <u>Schedule 3.4(c)</u> shall have been obtained.

ARTICLE VIII.
TERMINATION, AMENDMENT AND WAIVER

SECTION 8.1   *Termination.*

This Agreement may be terminated, and the Mergers contemplated hereby may be abandoned, at any time prior to the Closing, by action taken by the REIT Special Committee (in the case of REIT and the Acquisition Companies) or by IREIC or the Agent (in the case of Advisor or the Managers as the case may be), before or after REIT Stockholders' Ratification:

(a)   By mutual consent of (i) REIT and (ii) IREIC and the Agent;

(b)   By either (i) REIT or (ii) IREIC and the Agent, if:

(i)   the Mergers have not been consummated on or before March 31, 2005 (the "<u>Outside Date</u>"); <u>provided</u>, however, that the right to terminate this Agreement under this <u>Section 8.1(b)</u> shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before the Outside Date; or

(ii)   there shall be any Law that makes consummation of the Mergers illegal or otherwise prohibited or any judgment, injunction, order or decree of any Governmental Authority having competent jurisdiction enjoining the parties hereto from consummating the Mergers shall have been entered and shall have become final and nonappealable and, prior to such termination, the parties shall have used reasonable best efforts to resist, resolve or lift, as applicable, such Law, judgment, injunction, order or decree;

(c)   Unilaterally by REIT, upon a material breach by IREIC, any Manager Shareholder or any Service Provider of any of their obligations under this Agreement, which breach has not been cured within ten (10) Business Days after notice thereof has been provided to the breaching party; <u>provided</u> that if such breach is generally capable of being cured, but

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cannot reasonably be cured within ten (10) Business Days of such notice, the right of REIT to terminate will be delayed as long as reasonably necessary to affect such cure, but not longer than the Outside Date, so long as the breaching party diligently pursues a cure to such breach; provided, further, that there shall be no right to terminate if such breach was caused, in whole or in part, by a material breach under any REIT/Service Provider Agreement by REIT or the Acquisition Companies; and

(d)   Unilaterally by the IREIC or the Agent, upon a material breach by REIT or any Acquisition Company of any of their obligations under this Agreement, which breach has not been cured within ten (10) Business Days after notice thereof has been provided to the breaching party; provided that if such breach is generally capable of being cured, but cannot be cured within ten (10) Business Days of such notice, the right of IREIC or the Agent to terminate will be delayed as long as reasonably necessary to affect such cure, but not longer than the Outside Date, so long as the breaching party diligently pursues a cure to such breach; provided, further, there shall be no right to terminate if such breach was caused, in whole or in part, by a material breach under any REIT/Service Provider Agreement by Inland Group, IREIC, the Manager Shareholders or the Service Providers.

SECTION 8.2   *Effect of Termination.*

No termination of this Agreement pursuant to Section 8.1 shall be effective until written notice thereof is given to the non-terminating party hereto specifying the provision hereof pursuant to which such termination is made. If validly terminated pursuant to Section 8.1, this Agreement shall forthwith become void, and there shall be no further obligation on the part of any party hereto or their respective officers, directors, stockholders or representatives party hereto (except as set forth in this Section 8.2 and Sections 6.3 (Expenses), Section 6.6 (Public Statements), Section 6.7 (Confidentiality) and Article IX (Survival and Remedy; Indemnification)); provided, however, that nothing in this Section 8.2 shall relieve any party from liability for any breach of this Agreement.

SECTION 8.3   *Amendment.*

This Agreement may not be amended except by an instrument in writing signed on behalf of REIT (as authorized by the REIT Special Committee) and each of IREIC and the Agent and in compliance with applicable Law; provided, however, this Agreement may not be amended in any material respect following REIT Stockholders' Ratification, except with the consent of a majority of such stockholders.

SECTION 8.4   *Waiver.*

(a)   At any time prior to the Closing, REIT (as authorized by the REIT Special Committee in its sole and absolute discretion) may (i) extend the time for the performance of any of the obligations or other acts of IREIC, the Manager Shareholders or the Service Providers hereunder, (ii) waive any inaccuracies in the representations and warranties of such Persons contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions contained herein to be complied with or

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satisfied by such Persons. Any agreement on the part of REIT to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of REIT.

(b)   At any time prior to the Closing, IREIC and the Agent may (i) extend the time for the performance of any of the obligations or other acts of REIT and the Acquisition Companies hereunder, (ii) waive any inaccuracies in the representations and warranties of such Persons contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions contained herein to be complied with or satisfied by such Persons. Any agreement on the part of IREIC or the Agent to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of IREIC and the Agent.


ARTICLE IX.
SURVIVAL AND REMEDY; INDEMNIFICATION


SECTION 9.1   *Survival*.

The covenants and agreements contained in this Agreement shall expire on the Closing Date; <u>provided</u> that the covenants and agreements to be performed after the Closing (including, without limitation, this <u>Article IX</u>) shall not expire until all obligations have been fully discharged with respect thereto. The representations and warranties contained in this Agreement shall survive until eighteen (18) months after the Closing Date; <u>provided</u>, that (a) the representations and warranties contained in <u>Section 3.5</u> (Proxy Statement), <u>Section 4.6</u> (Taxes), <u>Section 4.11</u> (Employment Matters - Benefit Plans), <u>Section 4.12</u> (Employee Arrangements; Labor Matters), and <u>Sections 4.8</u> (Litigation) and <u>4.9</u> (Compliance with Laws and Permits) (but only to the extent such representations relate to Environmental Claims, Environmental Laws and Environmental Permits) shall survive until the expiration of the applicable statute of limitations (with extensions), and (b) the representations and warranties contained in <u>Section 3.1</u> (Organization and Qualification), <u>Section 3.2</u> (Capitalization), <u>Section 3.4(a)</u> (Authority), <u>Section 4.1</u> (Organization and Qualification), <u>Section 4.2</u> (Capitalization), and <u>Section 4.3(a)</u> (Authority) shall survive in perpetuity with respect to the matters addressed in such sections. If written notice of a claim has been given in accordance with this Agreement prior to the expiration of the applicable representations, warranties, covenants or agreements, then the applicable representations, warranties, covenants or agreements shall survive as to such claim, until such claim has been finally resolved.

SECTION 9.2   *Indemnification*.

(a)   *By REIT*. Except for items related to Taxes, which shall be governed by <u>Section 9.5</u>, from and after the Closing, and subject to the limitations set forth in this Article, REIT shall indemnify, save and hold harmless Inland Group, IREIC, the Manager Shareholders and each other shareholder of each of the Managers and (without duplication) their Affiliates (other than REIT and the Surviving Corporations), successors and assigns and each of the respective officers, directors, employees and agents of the foregoing (collectively, the "<u>Inland Indemnified Parties</u>") from and against any and all Damages arising out of, resulting from or incident to (and without regard to any materiality qualifications contained therein, including, without limitation, a REIT Material Adverse Effect):

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(i)   the breach of any representation or warranty made by REIT under <u>Article III</u> of this Agreement; and

(ii)   the breach of any covenant or agreement contained in this Agreement by REIT or the Acquisition Companies.

Notwithstanding the foregoing, REIT shall not indemnify any Inland Indemnified Party pursuant to this <u>Section 9.2(a)</u> for any breach of representation, warranty, covenant or agreement that results, in whole or in part, from a material breach of any REIT/Service Provider Agreement by Inland Group, IREIC, any Manager Shareholder or any Service Provider.

(b) *By IREIC From Escrow Fund*. Except for any items related to Taxes, which shall be governed by <u>Section 9.5</u>, from and after the Closing, subject to the limitations set forth in this Article, REIT and the Acquisition Companies and (without duplication) their Affiliates (other than Inland Group, IREIC and the Manager Shareholders), successors (including the Surviving Corporations) and assigns and each of the respective officers, directors, employees and agents of the foregoing (collectively, the "<u>REIT Indemnified Parties</u>") shall be indemnified, saved and held harmless from and against any and all Damages to the extent of the contents of the Escrow Fund available for distribution for the account of IREIC in accordance with the terms hereof and the Escrow Agreement, which arise out of, result from or are incident to (and without regard to any materiality qualifications contained therein, including, without limitation, a Material Adverse Effect):

(i)   the breach of any representation or warranty made by IREIC (with respect to itself and the Advisor) under <u>Article IV</u> of this Agreement;

(ii)   the breach of any covenant or agreement contained in this Agreement by IREIC or by the Advisor; and

(iii)   claims against Advisor or any director or officer thereof arising out of or relating to the Mergers or the other transactions contemplated hereby with respect to or in connection with the allocation of the REIT Shares and/or cash as between the Advisor, on the one hand, and the Managers, on the other hand, pursuant to this Agreement and the Escrow Agreement.

Notwithstanding the foregoing, IREIC shall not indemnify any REIT Indemnified Party pursuant to <u>Section 9.2(b)(i)</u> or <u>9.2(b)(ii)</u> for any material breach of representation, warranty, covenant or agreement that results, in whole or in part, from a breach of any REIT/Service Provider Agreement by REIT.

(c) *By IREIC*. Except for any items related to Taxes, which shall be governed by <u>Section 9.5</u>, from and after the Closing, subject to the limitations set forth in this Article, IREIC shall indemnify, save and hold harmless the REIT Indemnified Parties from and against any and all Damages which arise out of, result from or are incident to (and without regard to any materiality qualifications contained therein, including, without limitation, a Material Adverse Effect):

(i)   the breach of any representation or warranty made by IREIC (with respect to itself and the Advisor) under Article IV of this Agreement;

(ii)   the breach of any covenant or agreement contained in this Agreement by IREIC or by the Advisor; and

(iii)   claims against Advisor or any director or officer thereof arising out of or relating to the Mergers or the other transactions contemplated hereby with respect to or in connection with the allocation of the REIT Shares and/or cash as between the Advisor, on the one hand, and the Managers, on the other hand, pursuant to this Agreement and the Escrow Agreement.

Notwithstanding the foregoing, (x) to the extent a REIT Indemnified Party is entitled to indemnification pursuant to Section 9.2(b) and Section 9.2(c), such REIT Indemnified Party shall be required first to seek indemnification pursuant to Section 9.2(b) to the extent of the contents of the Escrow Fund available for distribution from the account of IREIC, and only after the distribution or allocation of the entire contents of the Escrow Fund available for distribution from the account of IREIC in accordance with the Escrow Agreement shall such REIT Indemnified Party be entitled to seek indemnification pursuant to this Section 9.2(c), and (y) IREIC shall not indemnify any REIT Indemnified Party pursuant to Section 9.2(c)(i) or 9.2(c)(ii) for any material breach of representation, warranty, covenant or agreement that results, in whole or in part, from a breach of any REIT/Service Provider Agreement by REIT.

(d)   *By the Shareholders of the Managers From Escrow Fund.* Except for any items related to Taxes, which shall be governed by Section 9.5, from and after the Closing, subject to the limitations set forth in this Article, the REIT Indemnified Parties shall be indemnified, saved and held harmless from and against any and all Damages to the extent of the contents of the Escrow Fund available for distribution for the accounts of the shareholders of the Managers in accordance with the terms hereof and the Escrow Agreement, which arise out of, result from or are incident to (and without regard to any materiality qualifications contained therein, including, without limitation, a Material Adverse Effect):

(i)   the breach of any representation or warranty made by the Manager Shareholders (with respect to the Managers) under Article IV of this Agreement; and

(ii)   the breach of any covenant or agreement contained in this Agreement by any Manager;

(iii)   claims against any Manager or any director or officer thereof arising out of or relating to the Mergers or the other transactions contemplated hereby with respect to or in connection with the allocation of the REIT Shares and/or cash (x) as between the Advisor, on the one hand, and the Managers, on the other hand, pursuant to this Agreement and the Escrow Agreement, (y) as between each Manager pursuant to this Agreement and the Escrow Agreement, and (z) as between the shareholders of each Manager pursuant to this Agreement and the Escrow Agreement; and

(iv) claims by any shareholder of any Manager arising out of or relating to any actions or inactions of the Agent (whether or not on behalf of such shareholder) in connection with the Merger and other transactions contemplated hereby.

For the avoidance of doubt, it is acknowledged and agreed that the REIT Indemnified Parties shall be entitled to distributions from the Escrow Fund with respect to the accounts of the shareholders of any Manager without regard to whether the facts giving rise to such indemnification claims relate to any particular Manager or Managers. Notwithstanding the foregoing, the shareholders of the Managers shall not indemnify any REIT Indemnified Party pursuant to Section 9.2(d) for any material breach of representation, warranty, covenant or agreement that results, in whole or in part, from a breach of any REIT/Service Provider Agreement by REIT.

(e) *By the Manager Shareholders, Jointly and Severally.* Except for any items related to Taxes, which shall be governed by Section 9.5, subject to the limitations set forth in this Article, from and after the Closing, the Manager Shareholders, jointly and severally, shall indemnify, save and hold harmless the REIT Indemnified Parties from and against any and all Damages which arise out of, result from or are incident to (and without regard to any materiality qualifications contained therein, including, without limitation, a Material Adverse Effect):

(i) the breach of any representation or warranty made by the Manager Shareholders (with respect to the Managers) under Article IV of this Agreement; and

(ii) the breach of any covenant or agreement contained in this Agreement by any Manager;

(iii) claims against any Manager or any director or officer thereof arising out of or relating to the Mergers or the other transactions contemplated hereby with respect to or in connection with the allocation of the REIT Shares and/or cash (x) as between the Advisor, on the one hand, and the Managers, on the other hand, pursuant to this Agreement and the Escrow Agreement, (y) as between each Manager pursuant to this Agreement and the Escrow Agreement, and (z) as between the shareholders of each Manager pursuant to this Agreement and the Escrow Agreement; and

(iv) claims by any shareholder of any Manager arising out of or relating to any actions or inactions of the Agent (whether or not on behalf of such shareholder) in connection with the Merger and other transactions contemplated hereby.

Notwithstanding the foregoing, (x) to the extent a REIT Indemnified Party is entitled to indemnification pursuant to Section 9.2(d) and Section 9.2(e), such REIT Indemnified Party shall be required first to seek indemnification pursuant to Section 9.2(d) to the extent of the contents of the Escrow Fund available for distribution from the accounts of the shareholders of the Managers, and only after the distribution or allocation of the entire contents of the Escrow Fund available for distribution from the accounts of the shareholders of the Managers in accordance with the Escrow Agreement shall such REIT Indemnified Party be entitled to seek indemnification pursuant to this Section 9.2(e), and (y) the Manager Shareholders shall not indemnify any REIT Indemnified Party pursuant to Section 9.2(e) for any material breach of representation, warranty, covenant or agreement that results, in whole or in part, from a breach of any REIT/Service Provider Agreement by REIT.

(f)   *By the Manager Shareholders, Individually and Not Jointly*. From and after the Closing, subject to the limitations set forth in this Article, each Manager Shareholder, severally but not jointly, shall indemnify, save and hold harmless the REIT Indemnified Parties from and against any and all Damages arising out of, resulting from or incident to (and without regard to any materiality qualifications contained therein, including, without limitation, a Material Adverse Effect):

(i)   the breach of any representation or warranty made by such Manager Shareholder (with respect to itself) under Article IV of this Agreement; and

(ii)   the breach of any covenant or agreement by such Manager Shareholder contained in this Agreement.

Notwithstanding the foregoing, the Manager Shareholders shall not indemnify any REIT Indemnified Party pursuant to Section 9.2(f) for any material breach of representation, warranty, covenant or agreement that results, in whole or in part, from a breach of any REIT/Service Provider Agreement by REIT.

(g)   *Procedures*.

(i)   Except as otherwise provided in this Agreement, any party seeking any indemnification under this Section 9.2 (an "Indemnified Party") shall give the party from whom indemnification is being sought (an "Indemnifying Party") notice (and also to the Agent in the case of claims against the Escrow Fund or any Manager Shareholder) of any matter which such Indemnified Party has determined has given or could give rise to a right of indemnification under this Agreement as soon as practicable after the party potentially entitled to indemnification becomes aware of any fact, condition or event which may give rise to Damages for which indemnification may be sought under this Section 9.2. With respect to any claims for indemnification under this Section 9.2 by an Inland Indemnified Party, IREIC (with respect to the Advisor) or the Agent (with respect to each Manager Shareholder and the Participating Shareholders) shall have sole and exclusive authority to act for and in the name of such Indemnified Party. With respect to any claims for indemnification under this Section 9.2 by a REIT Indemnified Party, IREIC (with respect to the Advisor) or the Agent (with respect to each Manager Shareholder and the Participating Shareholders) shall have sole and exclusive authority to act for and in the name of such Indemnifying Party.

(ii)   The liability of an Indemnifying Party under this Section 9.2 with respect to Damages arising from claims of any third party which are subject to the indemnification provided for in this Section 9.2 ("Third Party Claims") shall be governed by and contingent upon the following additional terms and conditions. If an Indemnified Party shall receive notice of any Third Party Claim, the Indemnified Party shall give the Indemnifying Party notice of such Third Party Claim within twenty (20) days of the receipt by the Indemnified Party of such notice; provided, however, that the failure to provide such notice shall not release the Indemnifying Party from any of its obligations under this Section 9.2 except to the extent the

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Indemnifying Party is materially and irreparably prejudiced by such failure. The Indemnifying Party shall be entitled to assume and control the defense of such Third Party Claim at its expense and through counsel of its choice if it acknowledges, without qualification, its indemnification obligations hereunder and gives notice of its intention to do so to the Indemnified Party within thirty (30) days of the receipt of such notice from the Indemnified Party; provided, however, that if there exists a material conflict of interest (other than one that is of a monetary nature) that would make it inappropriate for the same counsel to represent both the Indemnified Party and the Indemnifying Party, then the Indemnified Party shall be entitled to retain its own counsel, at the expense of the Indemnifying Party, provided that the Indemnifying Party shall not be obligated to pay the reasonable fees and expenses of more than one separate counsel for all Indemnified Parties, taken together (except to the extent that local counsel are necessary or advisable for the conduct of such action or proceeding, in which case the Indemnifying Party shall also pay the reasonable fees and expenses of any such local counsel). If the Indemnifying Party shall not assume the defense of any Third Party Claim or litigation resulting therefrom, the Indemnified Party may defend against such claim or litigation in such manner as it may deem appropriate and may settle such claim or litigation on such terms as it may deem appropriate; provided, however, that in settling any action in respect of which indemnification is payable under this Article, it shall act reasonably and in good faith. In the event the Indemnifying Party exercises the right to undertake any such defense against any such Third Party Claim as provided above, the Indemnified Party shall cooperate with the Indemnifying Party in such defense and make available to the Indemnifying Party, all witnesses, pertinent records, materials and information in the Indemnified Party's possession or under the Indemnified Party's control relating thereto as is reasonably required by the Indemnifying Party. Similarly, in the event the Indemnified Party is, directly or indirectly, conducting the defense against any such Third Party Claim, the Indemnifying Party shall cooperate with the Indemnified Party in such defense and make available to the Indemnified Party, all such witnesses, records, materials and information in the Indemnifying Party's possession or under the Indemnifying Party's control relating thereto as is reasonably required by the Indemnified Party. The Indemnifying Party shall not, without the written consent of the Indemnified Party, (i) settle or compromise any Third Party Claim or consent to the entry of any judgment which does not include an unconditional written release by the claimant or plaintiff of the Indemnified Party from all liability in respect of such Third Party Claim, (ii) settle or compromise any Third Party Claim if the settlement imposes equitable remedies or material obligations on the Indemnified Party other than financial obligations for which such Indemnified Party will be indemnified hereunder, or (iii) settle or compromise any Third Party Claim if the result is to admit civil or criminal liability or culpability on the part of the Indemnified Party or that gives rise to criminal liability with respect to the Indemnified Party. No Third Party Claim which is being defended in good faith by the Indemnifying Party in accordance with the terms of this Agreement shall be settled or compromised by the Indemnified Party without the written consent of the Indemnifying Party.

(h)	*Definition of Damages.* The term "Damages" means any and all costs, losses, Taxes, liabilities, obligations, lawsuits, deficiencies, claims, demands, penalties, fines, and expenses, including, without limitation, reasonable attorneys' fees, accountants' fees, environmental engineer or consultant charges, fees and expenses arising from environmental investigation, remediation or other response action, costs and expenditures required or incurred to comply with consent decrees, administrative orders, injunctions and other judicial equitable relief, and all amounts paid in investigation, defense or settlement of any of the foregoing.

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SECTION 9.3   *Limitations.*

Except as otherwise provided herein:

(a)   No amount of Damages shall be payable by any Indemnifying Party pursuant to Section 9.2(a)(i), in the case of REIT, or Sections 9.2(b)(i), (c)(i), (d)(i) or (e)(i) in the case of IREIC, any shareholder of a Manager (from the Escrow Fund) or any Manager Shareholder, unless the aggregate amount of all Damages that are indemnifiable exceeds (i) $1,000,000 in the event REIT is the Indemnifying Party pursuant to Section 9.2(a)(i) or (ii) $1,000,000 (the "Service Provider Deductible") in the event that (A) IREIC is the Indemnifying Party pursuant to Section 9.2(b)(i) or (c)(i), or (B) any shareholder of any Manager (from the Escrow Fund) or any Manager Shareholder is the Indemnifying Party pursuant to Sections 9.2(d)(i) or (e)(i); provided, however, that if the aggregate amount of all Damages exceeds such amount, only the amount of all Damages above such deductible shall be indemnifiable; provided, further, the above minimum thresholds shall not apply to Damages arising out of, resulting from or incident to breaches of the representations and warranties set forth in Section 4.1 (Organization and Qualification), Section 4.2 (Capitalization), Section 4.3(a) (Authority) and Section 4.14 (Brokers and Finders) or in Section 3.1 (Organization and Qualification), Section 3.2 (Capitalization), Section 3.4(a) (Authority) and Section 3.7 (Brokers and Finders). For the avoidance of doubt, it is acknowledged and agreed that the Service Provider Deductible shall be calculated in the aggregate with respect to all claims for indemnification pursuant to Sections 9.2(b)(i), (c)(i), (d)(i) or (e)(i), and not separately with respect to each such section. Damages that would be subject to indemnification pursuant to Sections 9.5(a) or 9.5(b) but which are not indemnifiable as a result of the $100,000 threshold set forth in such sections shall be counted for purposes of determining whether the thresholds set forth in this Section 9.3(a) have been satisfied.

(b)   The maximum aggregate amount of Damages for which indemnity may be recovered from (i) REIT pursuant to Section 9.2(a)(i) shall be an amount equal to the aggregate consideration paid by REIT pursuant to the Mergers; (ii) the Escrow Fund pursuant to Section 9.2(b)(i) shall be an amount equal to the aggregate REIT Shares deposited therein for the account of IREIC pursuant to Section 2.2(a); (iii) IREIC pursuant to Section 9.2(c)(i) shall be an amount equal to the aggregate REIT Shares deposited in the Escrow Fund for the account of IREIC pursuant to Section 2.2(a), less any REIT Shares distributed out of escrow to any REIT Indemnified Party in satisfaction of indemnification claims pursuant to Section 9.2(b)(i); (iv) the Escrow Fund pursuant to Section 9.2(d)(i) shall be an amount equal to the aggregate REIT Shares deposited therein for the account of the shareholders of the Managers pursuant to Sections 2.2(b), 2.2(c) and 2.2(d); and (v) the Manager Shareholders pursuant to Section 9.2(e)(i) or (f)(i) shall be an amount equal to the aggregate REIT Shares deposited in the Escrow Fund for the account of the Manager Shareholders pursuant to Sections 2.2(b), 2.2(c) and 2.2(d), less any REIT Shares distributed out of escrow to any REIT Indemnified Party in satisfaction of indemnification claims pursuant to Section 9.2(d)(i) and deducted from the accounts of the Manager Shareholders by the Escrow Agent (in any case, as applicable, the "Indemnification Cap").

(c)   IREIC and the Manager Shareholders shall be entitled to satisfy their indemnification obligations hereunder pursuant to Section 9.2(c) and Sections 9.2(e) or 9.2(f),

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respectively, by payment in cash, in REIT Shares or in a combination thereof. In the event IREIC or any Manager Shareholder elects to make payment in REIT Shares, such REIT Shares shall be deemed to have a fair market value of $10.00 per REIT Share; provided that if the REIT Shares are listed on a national securities exchange, each REIT Share shall be deemed to have a fair market value equal to the average of the closing sale prices of a REIT Share on such exchange for the twenty (20) trading days prior to delivery thereof to REIT as payment hereunder.

(d)   If an Indemnified Party recovers Damages from an Indemnifying Party under Section 9.2, the Indemnifying Party shall be subrogated, to the extent of such recovery, to the Indemnified Party's rights against any third party, other than a third party with whom the Indemnified Party has a material business agreement or arrangement, with respect to such recovered Damages subject to the subrogation rights of any insurer providing insurance coverage under one of the Indemnified Party's policies and except to the extent that the grant of subrogation rights to the Indemnifying Party is prohibited by the terms of the applicable insurance policy.

(e)   The amount of any Damages owed to any Indemnified Party hereunder shall be net of any insurance, indemnity, contribution or other payments or recoveries of a like nature with respect thereto actually recovered (it being agreed that, promptly after the realization of any such reductions of Damages pursuant hereto, such party shall reimburse the Indemnifying Party for such reduction in Damages for which such party was indemnified prior to the realization of such reductions of Damages).

(f)   The REIT Indemnified Parties shall not be entitled to pursue any claims for indemnification against (i) the shareholders of the Managers (other than against the Manager Shareholders and against the Escrow Fund as provided in this Agreement), or (ii) the Agent, in his capacity as such.

SECTION 9.4   *Exclusive Remedy.*

Each party hereby acknowledges and agrees that, from and after the Closing and except for claims seeking equitable relief, its sole remedy relating to the Mergers or the other transactions contemplated by this Agreement shall be pursuant to the indemnification provisions of this Article IX. In furtherance of the foregoing, each party hereby waives, from and after the Closing, to the fullest extent permitted by applicable Law, any and all other rights, claims, and causes of action it may have against the other parties or their respective representatives and Affiliates relating to the Mergers or the other transactions contemplated by this Agreement, other than claims seeking equitable relief or for or in the nature of fraud.

SECTION 9.5   *Tax Indemnification.*

Notwithstanding anything in this Agreement to the contrary:

(a)   To the extent of the contents of the Escrow Fund available for distribution in accordance with the terms hereof and the Escrow Agreement, from and after the Closing, the REIT Indemnified Parties shall be indemnified, saved and held harmless from and against (i) all liability for Taxes of the Service Providers with respect to all Pre-Closing Tax

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Periods (which will be deemed Damages), (ii) all liability for Taxes of any person with whom any of the Service Providers, or their Affiliates or any predecessor or affiliate thereof joins or has ever joined in filing any affiliated, consolidated, combined or unitary Tax Return (or any Inland Group Combined Return) for any Pre-Closing Tax Period and (iii) any and all Damages with respect to the breaches of representations and warranties set forth in Section 4.6 and the covenants set forth in Sections 5.1(c)(ii), 5.1(m), and 6.10.

(b)   IREIC shall indemnify, defend and hold harmless the REIT Indemnified Parties from (i) all liability for Taxes of the Advisor with respect to all Pre-Closing Tax Periods (which will be deemed Damages), (ii) all liability for Taxes of any person with whom any of the Advisor, or their Affiliates or any predecessor or affiliate thereof joins or has ever joined in filing any affiliated, consolidated, combined or unitary Tax Return (or any Inland Group Combined Return) for any Pre-Closing Tax Period and (iii) any and all Damages with respect to the breaches of representations and warranties with respect to the Advisor set forth in Section 4.6 and the covenants set forth in Sections 5.1(c)(ii), 5.1(m), and 6.10. Each Manager Shareholder shall, jointly and severally, indemnify, defend and hold harmless the REIT Indemnified Parties from (i) all liability for Taxes of the Managers with respect to all Pre-Closing Tax Periods (which will be deemed Damages), (ii) all liability for Taxes of any person with whom any of the Managers, or their Affiliates or any predecessor or affiliate thereof joins or has ever joined in filing any affiliated, consolidated, combined or unitary Tax Return for any Pre-Closing Tax Period and (iii) any and all Damages with respect to the breaches of representations and warranties with respect to the Managers set forth in Section 4.6 and the covenants set forth in Sections 5.1(c)(ii), 5.1(m), and 6.10. Notwithstanding the foregoing, to the extent a REIT Indemnified Party is entitled to indemnification pursuant to Section 9.5(a) and Section 9.5(b), such REIT Indemnified Party shall be required first to seek indemnification pursuant to Section 9.5(a) to the extent of the contents of the Escrow Fund available for distribution, and shall only after depletion of such contents of the Escrow Fund be entitled to seek indemnification pursuant to this Section 9.5(b).

(c)   After the Closing Date, REIT shall indemnify, save and hold harmless the Inland Indemnified Parties from and against (i) all liability for Taxes of the Surviving Corporations for any Post-Closing Tax Period and (ii) any and all Damages arising out of, resulting from or incident to the breach by REIT of any covenant contained in Section 6.10.

(d)   The REIT Indemnified Parties shall not have any right to indemnification pursuant to this Section 9.5 to the extent that aggregate liability for Taxes or Damages is less than $100,000 in the aggregate, which amount shall include liability of any or all of the Service Providers. For avoidance of doubt, the limitations set forth in Section 9.3 shall not apply to indemnification under this Section 9.5.

ARTICLE X.
GENERAL PROVISIONS

SECTION 10.1   *Notices.*

All notices or other communications required or permitted hereunder shall be in writing and shall be deemed given or delivered: (i) when delivered personally or by commercial

67

messenger; (ii) one business day following deposit with a recognized overnight courier service, provided such deposit occurs prior to the deadline imposed by such service for overnight delivery; (iii) when transmitted, if sent by facsimile copy, provided confirmation of receipt is received by sender and such notice is sent by an additional method provided hereunder, in each case above provided such communication is addressed to the intended recipient thereof as set forth below:

If to REIT, to:

> Inland Retail Real Estate Trust, Inc.
> c/o Special Committee of the Board of Directors
> Wagner, Johnston & Rosenthal, P.C.
> 5855 Sandy Springs Circle, Suite 300
> Atlanta, Georgia 30328
> Attention: Michael S. Rosenthal, Chairman
> Fax: (404) 261-6779

with copies to:

> Duane Morris LLP
> 227 West Monroe, Suite 3400
> Chicago, Illinois 60606
> Attention: David J. Kaufman
> Fax: (312) 499-6701

and:

> Latham & Watkins
> Sears Tower, Suite 5800
> 233 South Wacker Drive
> Chicago, Illinois 60606
> Attention: Mark D. Gerstein
> Fax: (312) 993-9767

If to IREIC, the Advisor, the Managers, the Manager Shareholders or the Agent:

> c/o The Inland Real Estate Group, Inc.
> 2901 Butterfield Road
> Oak Brook, Illinois 60523
> Attention: Robert H. Baum
> Fax: (630) 218-8034

with copies of materials addressed to the Managers, the Manager Shareholders or the Agent to:

Jenner & Block LLP
One IBM Plaza
Chicago, Illinois 60611
Attention: Arnold S. Harrison
Fax: (312) 923-2702

with copies of materials addressed to the IREIC or the Advisor to:

Shefsky & Froelich Ltd.
444 N. Michigan Avenue, #2500
Chicago, Illinois 60611
Attention: Michael J. Choate
Fax: (312) 527-5921

SECTION 10.2   *Interpretation.*

The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

SECTION 10.3   *Applicable Law.*

Except as to corporation law matters concerning the Acquisition 2 Merger, the Acquisition 3 Merger and the Acquisition 4 Merger, which are governed by the Laws of Delaware, this Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of Illinois, without regard to its conflict of laws principles.

SECTION 10.4   *Arbitration.*

All disputes under this Agreement among the parties to this Agreement and claims pursuant to Article IX of this Agreement which are not resolved within thirty (30) days of an Indemnified Party's sending of a notice of claim with respect thereto (each an "Arbitrated Claim"), shall be resolved by binding arbitration, and each party hereto hereby waives any right it may otherwise have to such a resolution of any Arbitrated Claim by any means other than arbitration pursuant to this Section 10.4. As a minimum set of rules in the arbitration, the parties agree as follows:

(a)   The place of the arbitration shall be Chicago, Illinois. The arbitration must be held in the English language in accordance with the Streamlined Arbitration Rules and Procedures of JAMS in effect on the date hereof, except as modified by this Agreement. The arbitration shall be governed by the Illinois Code of Civil Procedure.

(b)   The arbitration will be held before a single arbitrator selected by the (i) REIT Special Committee and (ii) IREIC and/or the Agent, as applicable. If the respective parties in interest cannot agree on an arbitrator within fourteen (14) days of the delivery of an Arbitration Demand, JAMS will appoint such arbitrator. The arbitrator will be knowledgeable

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regarding commercial transactions similar in nature to the transactions contemplated by this Agreement.

(c)   Any party or parties initiating arbitration (the "<u>Arbitration Claimants</u>") will give to the other party or parties (the "<u>Arbitration Respondents</u>") notice of their intention to arbitrate (the "<u>Arbitration Demand</u>"). The Arbitration Demand will contain a notice regarding the nature of the claim. The Arbitration Respondents will file an answering statement (the "<u>Arbitration Answer</u>") within fourteen (14) days after the Arbitration Demand. The Arbitration Answer will contain a statement setting forth in reasonable detail the Arbitration Respondents' responses and defenses to the Arbitrated Claim. If the Arbitration Respondents assert a counterclaim, (i) the Arbitration Respondents shall send it with the Arbitration Answer and such counterclaim must include a statement setting forth in reasonable detail the nature of the counterclaim, the amount involved, if any, and the remedy sought, and (ii) the Arbitration Claimants will file a reply statement (the "<u>Arbitration Reply</u>") as soon as is reasonably practicable, but in no event later than fourteen (14) days, after the counterclaim. The Arbitration Reply will contain a statement setting forth in reasonable detail the Arbitration Claimants' responses and defenses to the counterclaim. If no Arbitration Answer or Arbitration Reply is given within the stated time, the claim or the counterclaim will be assumed to be denied. Failure to file an Arbitration Answer or Arbitration Reply will not operate to delay the arbitration.

(d)   Unless the parties to the arbitration agree otherwise, the arbitrator may order depositions only for good cause and each party to the Arbitrated Claim may make such document requests and other discovery (other than depositions) as permitted in accordance with the Streamlined Arbitration Rules and Procedures of JAMS in effect on the date hereof.

(e)   The arbitration hearings will be conducted over a period not to exceed thirty (30) days commencing as of the date of the first hearing. The arbitrator shall make a final decision on the Arbitrated Claim within thirty (30) days of the final hearing. The arbitrator may make such orders with regard to scheduling, allocation of hearing time, or otherwise as he or she deems appropriate to achieve compliance with these time limitations.   The parties have included the foregoing provisions limiting the scope and extent of the arbitration with the intention of providing for prompt, economic and fair resolution of any dispute submitted to arbitration.

(f)   The Arbitration Claimants, on the one hand, and the Arbitration Respondents, on the other, will, as an initial matter, equally bear the costs and fees of the arbitration, if applicable, but the arbitrator shall award such costs in inverse proportion as the Arbitration Claimants, on the one hand, and the Arbitration Respondents, on the other, may prevail on the matters resolved by the arbitrator (based on the variance of their respective proposed Arbitration Demand, Arbitration Answer and/or Arbitration Reply, as applicable, from the determination of the arbitrator), which proportionate allocations shall be determined by the arbitrator at the time the determination of the arbitrator is rendered on the merits of the matters submitted.

(g)   The arbitrator shall enter a written award specifying the basis for his or her decision, including findings of fact and conclusions of law, the basis for the Damages award and a breakdown of the Damages awarded, and the basis for any other remedy. Any Party dissatisfied with the award may invoke the JAMS Optional Arbitration Appeal Procedure (based on the rules therefor in effect at the time of this Agreement). Such JAMS Optional Arbitration Appeal shall be limited to whether there are any erroneous conclusions of law, or any findings of fact not supported by substantial evidence. The appellate arbitral panel may vacate, modify, correct, or affirm the award in whole or in any part. The award (as modified, corrected, or affirmed by the appellate arbitral panel, or if no such JAMS appeal is taken, as originally rendered by the arbitrator) will be considered as a final and binding resolution of the disagreement.

(h)   Any arbitration proceeding will be conducted on a confidential basis, and any Confidential Material disclosed during any such proceeding will be kept confidential by the parties to such proceeding and by the arbitrator.

(i)   The arbitrator's discretion to fashion remedies hereunder will be no broader or narrower than the legal and equitable remedies available to a court before which such Arbitrated Claim may have been brought but for this Section 10.4, unless the parties expressly state elsewhere in this Agreement that parties will be subject to broader or narrower legal and equitable remedies than would be available under the law governing this Agreement.

(j)   The arbitral award will be the exclusive remedy of the parties for all claims, counterclaims, issues or accountings presented or pleaded to the arbitrator. The award will include interest from the date of the Arbitrated Claim until the award is fully paid, computed at the then-prevailing U.S. prime rate, plus five percent (5%). Any additional costs, fees or expenses incurred in enforcing the arbitral award (or successfully resisting it) will be borne by the party against which enforcement is sought if such award is successfully enforced (or borne by the party seeking to enforce such award if the resisting party successfully resists its enforcement). Any party may enforce an arbitral award in any court of competent jurisdiction.

SECTION 10.5   *Entire Agreement.*

This Agreement and the Exhibits referred to herein and the documents delivered pursuant hereto and the Disclosure Schedules, contain the entire understanding of the parties hereto with regard to the subject matter contained herein or therein, and supersede all other prior agreements, understandings or letters of intent between or among the parties hereto.

SECTION 10.6   *Severability.*

In case any one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such provision or provisions shall be ineffective only to the extent of such invalidity, illegality or unenforceability, without invalidating the remainder of such provision or provisions or the remaining provisions of this Agreement, and this Agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein, unless such a construction would be unreasonable.

SECTION 10.7   *Further Assurances.*

The parties hereto shall use their commercially reasonable efforts to do and perform or cause to be done and performed all such further acts and things and shall execute and deliver all such other agreements, certificates, instruments or documents as any other party may reasonably request in order to carry out the intent and purposes of this Agreement and the consummation of the transactions contemplated hereby.

SECTION 10.8 *Enforcement of this Agreement.*

The parties hereto agree that money damages or other remedy at law would not be sufficient or adequate remedy for any breach or violation of, or default under, this Agreement by them and that in addition to all other remedies available to them, each of them shall be entitled to the fullest extent permitted by law to an injunction restraining such breach, violation or default and to other equitable relief, including, without limitation, specific performance, with a bond or other form of security not being required and specifically waived by the parties.

SECTION 10.9 *Parties in Interest.*

This Agreement shall be binding upon and inure solely to the benefit of the parties hereto, and nothing in this Agreement, express or implied, is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Agreement.

SECTION 10.10 *Successors and Assigns.*

Any party to this Agreement can assign its rights hereunder without the prior written consent of the other parties. The obligations of IREIC, the Manager Shareholders and the Service Providers under this Agreement shall not be assignable without the prior written consent of REIT. The obligations of REIT under this Agreement shall not be assignable without the prior written consent of the Agent.

SECTION 10.11 *Presumption Against Drafter.*

Each of the parties hereto has jointly participated in the negotiation and drafting of this Agreement. In the event of an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by each of the parties hereto and no presumptions or burdens of proof shall arise favoring any party by virtue of the authorship of any of the provisions of this Agreement.

SECTION 10.12 *Counterparts.*

This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

SECTION 10.13 *Facsimile Signatures.*

A facsimile signature on the signature pages hereto shall for all purposes be deemed an original and shall bind the signor as if such facsimile were an original.

[Signature Page Follows]

CH\656877

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed by their respective officers or agents thereunto duly authorized as of the date first written above.

INLAND RETAIL REAL ESTATE TRUST, INC.

By: [s] Barry L. Lazarus
Its: President/CEO

INLAND SOUTHEAST PROPERTY MANAGEMENT CORP.

By: [s] Alan F. Kremin
Its: Secretary

INLAND RETAIL REAL ESTATE ADVISORY SERVICES, INC.

By: [s] Catherine L. Lynch
Its: Treasurer

AGENT

By: [s] Daniel L. Goodwin
    Daniel L. Goodwin

INLAND SOUTHERN MANAGEMENT CORP.

By: [s] Thomas P. McGuinness
Its: President

INLAND REAL ESTATE INVESTMENT CORPORATION

By: [s] Brenda Gail Gujral
Its: President

INLAND MID-ATLANTIC MANAGEMENT CORP.

By: [s] Thomas P. McGuinness
Its: CEO

IRRETI ACQUISITION 1, INC.

By: [s] Barry L. Lazarus
Its: President

IRRETI ACQUISITION 2, INC.

By: [s] Barry L. Lazarus
Its: President

IRRETI ACQUISITION 3, INC.

By: [s] Barry L. Lazarus
Its: President

IRRETI ACQUISITION 4, INC.

By: [s] Barry L. Lazarus
Its: President

ROBERT H. BAUM

By: [s] Robert H. Baum

ROBERT D. PARKS

By: [s] Robert D. Parks

G. JOSEPH COSENZA

By: [s] G. Joseph Cosenza

DANIEL L. GOODWIN

By: [s] Daniel L. Goodwin

THE INLAND GROUP, INC., solely for purposes of Sections 6.1, 6.10 and 6.15 of this Agreement.

By:___[s] Daniel L. Goodwin_____

Its:___President_____

<u>**EXHIBITS**</u>

ALL EXHIBITS INTENTIONALLY OMITTED

SCHEDULES

ALL SCHEDULES INTENTIONALLY OMITTED